As filed with the Securities and Exchange Commission on June 8, 2000

                                            Registration No. 333-
=============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                            ----------------------

                                  FORM S-6
                  FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                            ---------------------

A.    Exact Name of Trust:

                   Government Securities Equity Trust Series 10


B.    Name of depositor:
                       PRUDENTIAL SECURITIES INCORPORATED

C.    Complete address of depositor's principal executive office:

                                One Seaport Plaza
                                199 Water Street
                            New York, New York 10292

D.    Name and complete address of agent for service:

                                    Copy to:

          LEE B. SPENCER, JR., ESQ.                  KENNETH W. ORCE, ESQ.
      PRUDENTIAL SECURITIES INCORPORATED            CAHILL GORDON & REINDEL
              One Seaport Plaza                         80 Pine Street
               199 Water Street                     New York, New York 10005
           New York, New York 10292

E.    Title and amount of securities being registered:

                           An indefinite number of Units of
                    Government Securities Equity Trust Series 10
                    Pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940 as amended

F. Proposed maximum aggregate offering price to the public of the securities being registered:

                                      Indefinite

G.    Amount of filing fee:

                                         N/A

H.    Approximate date of proposed sale to public:

      As soon as practicable after the effective date of the registration statement.

===========================================================================

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  Government Securities Equity Trust Series 10

                              CROSS-REFERENCE SHEET

                   Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933

                (Form N-8B-2 Items required by Instruction as
                        to the Prospectus in Form S-6)


            Form N-8B-2                                     Form S-6
            Item Number                               Heading in Prospectus

                   I.  Organization and General Information

1.    (a)   Name of Trust .........................)  Prospectus front cover
      (b)   Title of securities issued ............)

2.    Name and address of each depositor ..........   Sponsor; Prospectus back
                                                        cover

3.    Name and address of trustee .................   Trustee

4.    Name and address of each principal
        underwriter ...............................   Sponsor

5.    State of organization of trust ..............   The Trust

6.    Execution and termination of trust
        agreement .................................   Summary of Essential
                                                        Information; The
                                                        Trust; Amendment and
                                                        Termination of the
                                                        Indenture

7.    Changes of Name .............................)            *

8.    Fiscal year .................................)            *

9.    Litigation ..................................)            *

                  II.  General Description of the Trust and
                              Securities of the Trust

-----------------------

* Inapplicable, answer negative or not required.

10.   (a)   Registered or bearer securities .......)            *

      (b)   Cumulative or distributive
              securities ..........................             *

      (c)   Redemption ............................   Rights of Unit Holders
                                                        -- Redemption

      (d)   Conversion, transfer, etc. ............   Rights of Unit Holders
                                                        -- Redemption

      (e)   Periodic payment plan .................)            *

      (f)   Voting rights .........................             *

      (g)   Notice to certificateholders ..........   The Trust; Rights of
                                                        Unit Holders -- Reports
                                                        and Records; Sponsor
                                                        -- Responsibility;
                                                        Sponsor --
                                                        Resignation; Trustee
                                                        -- Resignation;
                                                        Amendment and
                                                        Termination of the
                                                        Indenture

      (h)   Consents required .....................   The Trust; Amendment and
                                                        Termination of the
                                                        Indenture

      (i)   Other provisions ......................   Tax Status

11.   Type of securities comprising units .........   Prospectus front cover;
                                                        Objective; Security
                                                        Selection; The Trust

12.   Certain information regarding
        periodic payment certificates .............             *

13.   (a)   Load, fees, expenses, etc. ............   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of
                                                        Units -- Sponsor's and
                                                        Underwriter's Profits;
                                                        Public Offering of
                                                        Units -- Volume
                                                        Discount; Public
                                                        Offering of Units --
                                                        Employee Discount;
                                                        Exchange Option;
                                                        Reinvestment Program;
                                                        Expenses and Charges;
                                                        Sponsor --
                                                        Responsibility
-----------------------

* Inapplicable, answer negative or not required.

      (b)   Certain information regarding
              periodic payment certificates .......             *

      (c)   Certain percentages ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of Units
                                                        -- Profit of Sponsor;
                                                        Public Offering of Units
                                                        -- Volume Discount;
                                                        Public Offering of Units
                                                        -- Employee Discount;
                                                        Exchange Option

      (d)   Price Differentials ...................   Public Offering of Units
                                                        -- Employee Discount

      (e)   Certain other fees, etc. payable
              by holders ..........................   Rights of Unit Holders
                                                        -- Certificates

      (f)   Certain other profits receivable
              by depositor, principal under-
              writer, trustee or affiliated
              persons .............................   The Trust -- Objectives
                                                        and Securities
                                                        Selection; Rights of
                                                        Unit Holders --
                                                        Redemption -- Purchase
                                                        by the Sponsor of
                                                        Units Tendered for
                                                        Redemption

      (g)   Ratio of annual charges to
              income ..............................             *

14.   Issuance of trust's securities ..............   The Trust; Rights of
                                                        Unit Holders --
                                                        Certificates

15.   Receipt and handling of payments from
        purchasers ................................             *

16.   Acquisition and disposition of under-
        lying securities ..........................   The Trust -- Portfolio
                                                        Summary; The Trust --
                                                        Objectives and
                                                        Securities Selection;
                                                        Rights of Unit Holders
-----------------------

* Inapplicable, answer negative or not required.

                                                        -- Redemption; Sponsor
                                                        - Responsibility

17.   Withdrawal or redemption ....................   Rights of Unit Holders
                                                        -- Redemption

18.   (a)   Receipt, custody and disposition
              of income ...........................   Rights of Unit Holders
                                                        -- Distribution of
                                                        Interest and
                                                        Principal; Rights of
                                                        Unit Holders - Reports
                                                        and Records

      (b)   Reinvestment of distributions .........   Reinvestment Programs

      (c)   Reserves or special funds .............   Expenses and Charges;
                                                        Rights of Unit Holders
                                                        -- Distribution of
                                                        Interest and Principal

      (d)   Schedule of distributions .............             *

19.   Records, accounts and reports ...............   Rights of Unit Holders
                                                        -- Distributions of
                                                        Interest and
                                                        Principal; Rights of
                                                        Unit Holders --
                                                        Reports and Records

20.   Certain miscellaneous provisions of
        trust agreement ...........................   Sponsor -- Limitations
                                                        on Liability;
      (a)   Amendment .............................)    Sponsor --
                                                        Resignation;
      (b)   Termination ...........................)  Trustee -- Limitations
                                                        on Liability;
      (c)   and (d) Trustee, removal and                Trustee -
              successor ...........................)    Resignation;
                                                        Amendment and
                                                        Termination of
      (e)   and (f) Depositor, removal and              the Indenture
              successor ...........................)

21.   Loans to security holders ...................             *

22.   Limitation on liability .....................   The Trust -- Portfolio
                                                        Summary; Sponsor --
                                                        Limitations on
                                                        Liability; Trustee --
-----------------------

* Inapplicable, answer negative or not required.

                                                        Limitations on
                                                        Liability; Evaluator
                                                        -- Limitations on
                                                        Liability

23.   Bonding arrangements ........................   Additional Information
                                                        -- Item A

24.   Other material provisions of trust
        agreement .................................             *


                        III. Organization, Personnel and
                         Affiliated Persons of Depositor

25.   Organization of depositor ...................   Sponsor

26.   Fees received by depositor ..................             *

27.   Business of depositor .......................   Sponsor

28.   Certain information as to officials
        and affiliated persons of
        depositor .................................   Contents of Registration
                                                        Statement -- Part II

29.   Companies controlling depositor .............   Sponsor

30.   Persons controlling depositor ...............             *

31.   Payments by depositor for certain
        services rendered to trust ................)            *

32.   Payments by depositor for certain
        other services rendered to trust ..........)            *

33.   Remuneration of employees of depositor
        for certain services rendered to
        trust .....................................)            *

34.   Remuneration of other persons for
        certain services rendered to trust ........)            *

35.   Distribution of trust's securities
        in states .................................   Public Offering of Units
                                                        -- Public Distribution

-----------------------

* Inapplicable, answer negative or not required.

36.   Suspension of sales of trust's
        securities ................................)            *

37.   Revocation of authority to distribute .......)            *

38.   (a)   Method of distribution ................)            *

      (b)   Underwriting agreements ...............   Public Offering of Units

      (c)   Selling agreements ....................)            *

39.   (a)   Organization of principal under-
              writer ..............................)  Sponsor

      (b)   N.A.S.D. membership of principal
              underwriter .........................)  Sponsor

40.   Certain fees received by principal
        underwriter ...............................             *

41.   (a)   Business of principal underwriter .....   Sponsor

      (b)   Branch offices of principal
              underwriter .........................)            *

      (c)   Salesmen of principal underwriter .....)            *

42.   Ownership of trust's securities by
        certain persons ...........................)            *

43.   Certain brokerage commissions received
        by principal underwriter ..................)            *

44.   (a)   Method of valuation ...................   Summary of Essential
                                                        Information; Public
                                                        Offering of Units --
                                                        Public Offering Price;
                                                        Public Offering of
                                                        Units -- Public
                                                        Distribution; Public
                                                        Offering of Units --
                                                        Secondary Market

      (b)   Schedule as to offering price .........             *

      (c)   Variation in offering price to
              certain persons .....................   Public Offering of Units
                                                        -- Public
                                                        Distribution; Public
                                                        Offering of Units --
                                                        Volume Discount;
                                                        Public Offering of
                                                        Units -- Employee

-----------------------

* Inapplicable, answer negative or not required.

                                                        Discount; Exchange
                                                        Option

45.   Suspension of redemption rights .............             *

46.   (a)   Redemption Valuation ..................   Summary of Essential
                                                        Information; Rights of
                                                        Unit Holders --
                                                        Redemption --
                                                        Computation of
                                                        Redemption Price per
                                                        Unit

      (b)   Schedule as to redemption price .......             *

47.   Maintenance of position in underlying
        securities ................................   Public Offering of Units
                                                        -- Secondary Market;
                                                        Rights of Unit Holders
                                                        -- Redemption --
                                                        Computation of
                                                        Redemption Price per
                                                        Unit; Rights of Unit
                                                        Holders -- Redemption
                                                        -- Purchase by the
                                                        Sponsor of Units
                                                        Tendered for
                                                        Redemption


                   IV.  Information Concerning the Trustee
                                   or Custodian

48.   Organization and regulation of
        trustee ...................................   Trustee

49.   Fees and expenses of trustee ................   Expenses and Charges

50.   Trustee's lien ..............................   Expenses and Charges --
                                                        Other Charges


                   V.  Information Concerning Insurance of
                               Holders of Securities

51.   Insurance of holders of trust's
        securities .................................  The Trust -- Insurance
                                                        on the Securities in
                                                        the Portfolio of an
                                                        Insured Trust

-----------------------

* Inapplicable, answer negative or not required.

                            VI. Policy of Registrant

52.   (a)   Provisions of trust agreement with
              respect to selection or elimina-
              tion of underlying securities .......   Prospectus front cover;
                                                        The Trust -- Portfolio
                                                        Summary; The Trust --
                                                        Insurance on the
                                                        Securities in the
                                                        Portfolio of an Insured
                                                        Trust; The Trust --
                                                        Objectives and
                                                        Securities Selection;
                                                        Sponsor --
                                                        Responsibility
      (b)   Transactions involving elimination
              of underlying securities ............             *

      (c)   Policy regarding substitution or
              elimination of underlying
              securities ..........................   Sponsor --
                                                        Responsibility

      (d)   Fundamental policy not otherwise
              covered .............................             *

53.   Tax status of trust .........................   Prospectus front cover;
                                                        Tax Status

                 VII.  Financial and Statistical Information

54.   Trust's securities during last ten
        years .....................................)            *
55.                                                )
56.   Certain information regarding periodic
        payment certificates ......................)            *
57.                                                )
58.                                                )

59.   Financial statements (Instruction 1(c)
        to Form S-6) ..............................   Statement of Financial
                                                        Condition of the Trust


-----------------------

* Inapplicable, answer negative or not required.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED JUNE 8, 2000

                       GOVERNMENT SECURITIES EQUITY TRUST
                                   SERIES 10

                                     [LOGO]

--------------------------------------------------------------------------------
o United States Treasury issued notes or bonds paying no current interest


o Class A shares of the Alliance Technology Fund, Inc.
--------------------------------------------------------------------------------

SPONSOR:                                                      [LOGO]  PRUDENTIAL
                                                                      Securities

PLEASE READ AND RETAIN                          Prospectus dated          , 2000
THIS PROSPECTUS FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------
The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

                      [This Page Intentionally Left Blank]

--------------------------------------------------------------------------------

     This Prospectus does not contain all the information with respect to the investment company set forth in its registration and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.
--------------------------------------------------------------------------------

                  GOVERMENT SECURITIES EQUITY TRUST SERIES 10
                               TABLE OF CONTENTS

                                                                                                                                PAGE
                                                                                                                                ----
Summary of Essential Information.............................................................................................    A-5
Independent Auditors' Report.................................................................................................    A-8
Statement of Financial Condition.............................................................................................    A-9
Schedule of Portfolio Securities.............................................................................................   A-10
The Trust....................................................................................................................    B-1
  Trust Formation............................................................................................................    B-1
  Securities Selection.......................................................................................................    B-2
  Stripped U.S. Treasury Obligations.........................................................................................    B-2
  Alliance Technology Fund, Inc..............................................................................................    B-2
  General Information Regarding the Fund.....................................................................................    B-2
  Additional Investment Policies and Practices of the Fund...................................................................    B-4
  Fundamental Investment Policies............................................................................................    B-7
  Net Asset Value of the Fund Shares.........................................................................................    B-8
  The Fund's Management......................................................................................................    B-9
  The Fund's Plan of Distribution............................................................................................    B-9
  Fund Risk Factors..........................................................................................................   B-10
  Risk of Investment in Units................................................................................................   B-11
  The Units..................................................................................................................   B-12
Tax Status of the Trust......................................................................................................   B-12
Retirement Plans.............................................................................................................   B-13
Public Offering of Units.....................................................................................................   B-13
  Public Offering Price......................................................................................................   B-13
  Public Distribution........................................................................................................   B-14
  Secondary Market...........................................................................................................   B-14
  Profit of Sponsor..........................................................................................................   B-15
  Volume Discount............................................................................................................   B-15
  Employee Discount..........................................................................................................   B-16
Exchange Option..............................................................................................................   B-16
  Federal Income Tax Consequences............................................................................................   B-17
Reinvestment of Trust Distributions..........................................................................................   B-17
Expenses and Charges.........................................................................................................   B-18
  Trust Fees and Expenses....................................................................................................   B-18
  Other Charges..............................................................................................................   B-18
Rights of Unit Holders.......................................................................................................   B-22
  Certificates...............................................................................................................   B-22
  Certain Limitations........................................................................................................   B-22
  Distribution...............................................................................................................   B-22
  Reports and Records........................................................................................................   B-22
  Tender of Units for Redemption.............................................................................................   B-23
Comparison of Public Offering Price and Redemption Price.....................................................................   B-24
Sponsor......................................................................................................................   B-24
  Limitations on Liability...................................................................................................   B-24
  Responsibility.............................................................................................................   B-25
  Resignation................................................................................................................   B-25
Trustee......................................................................................................................   B-25
  Limitations on Liability...................................................................................................   B-25
  Responsibility.............................................................................................................   B-25
  Resignation................................................................................................................   B-25
Evaluator....................................................................................................................   B-26
  Limitations on Liability...................................................................................................   B-26
  Responsibility.............................................................................................................   B-26
  Resignation................................................................................................................   B-26
Amendment and Termination of the Indenture...................................................................................   B-26
  Amendment..................................................................................................................   B-26
  Termination................................................................................................................   B-27
  Tax Impact of In Kind Distribution Upon Termination........................................................................   B-27
Legal Opinions...............................................................................................................   B-27
Independent Auditors.........................................................................................................   B-27

THE TRUST

     Government Securities Equity Trust Series 10 consists of one underlying unit investment trust (the "Trust" or "GSET" as the context requires) composed of stripped United States Treasury issued notes or bonds paying no current interest (the "Treasury Obligations") and shares of Class A common stock ("Fund Shares") of Alliance Technology Fund, Inc. (the "Fund"), an open-end diversified registered management investment company (the Treasury Obligations and Fund Shares, collectively, referred to as "Securities").

OBJECTIVE

     The objectives of the Trust are to attempt to obtain safety of capital through investment in stripped United States Treasury issued notes or bonds paying no current interest and to attempt to provide for capital appreciation through investment in shares of the Fund. There is of course, no assurance that the objectives of the Fund or the Trust will be achieved.

     The Trust Portfolio has been structured so that a Unit Holder will receive, at the Mandatory Termination Date of the Trust, an amount per Unit at least
equal to $      even if the value of the Fund Shares were to decline to zero. On the initial Date of Deposit, the Public Offering Price, including the upfront
sales charge, was $      per Unit. If you had bought Units on that date and held
the Units to the maturity of the Treasury Obligations you can anticipate receiving proceeds that exceeds your purchase price. Of course, whether or not a Unit Holder makes a profit or suffers a loss depends on whether his purchase
price was less than or exceeded $      per Unit. If you sell your Units before
the Mandatory Termination Date you may suffer a loss to the extent the sale price of your Units is less than the purchase price.

THE FUND

     The Fund emphasizes growth of capital and invests for capital appreciation. Current income is an incidental consideration. The Fund may seek to earn income through the writing of listed call options. The Fund invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes). Companies in which the Fund will invest include those whose processes, products or services are anticipated by Alliance Capital Management, L.P., the Fund's investment adviser (the "Investment Adviser"), to be significantly benefited by the utilization or commercial application of scientific discoveries or developments in such fields as, for example, aerospace, aerodynamics, astrophysics, biochemistry, chemistry, communications, computers, conservation, electricity, electronics (including radio, television and other media), energy (including development, production and service activities), geology, health care, mechanical engineering, medicine, metallurgy, nuclear physics, oceanography and plant physiology.

     Critical factors that will be considered in the selection of securities will include:

     o the economic and political outlook,

     o the value of individual securities relative to other investment alternatives,

     o trends in the determinants of corporate profits, and

     o management capability and practices.

     The Fund will normally have at least 80% of its assets invested in the securities of these companies. The Fund will invest in listed and unlisted securities, in U.S. securities and up to 10% of its total assets in foreign securities. The Fund will normally have substantially all of its assets invested in equity securities (common stocks or securities convertible into common stocks or rights or warrants to subscribe for or purchase common stocks). The Fund at times may also invest in debt securities and preferred stocks offering an opportunity for price appreciation (e.g., convertible debt securities). See "Additional Investment Policies and Practices of the Fund" in Part B of this Prospectus.

     The Fund will invest in well-known and established companies and in new unseasoned companies. Certain companies may allocate greater than usual amounts to research and products and development. The securities of these companies may experience above-average price movements associated with the perceived prospects of success of the research and development programs. In addition, companies in which the Fund invests could be adversely affected by lack of commercial acceptance of a new product or products or by technological change. See ("Fund Risk Factors" in Part B).

     Generally speaking, disposal of a security will be based upon factors such as:

     o actual or potential deterioration of the issuer's earning power which the Fund believes may adversely affect the price of securities,

     o increases in the price level of the security or of securities generally which the Fund believes are not fully warranted by the issuer's earning power, and

     o changes in the relative opportunities offered by various securities.

STRIPPED U.S. TREASURY OBLIGATIONS

     The Treasury Obligations in the portfolio consist of United States Treasury Obligations which have been stripped by the United States Treasury of their unmatured interest coupons or such stripped coupons or receipts or certificates evidencing such obligations or coupons. The obligor with respect to the Treasury Obligations is the United States Government.

INVESTMENT RISKS

     Investors should be aware of the risks which an investment in Units of the Trust may entail. During the life of the Trust, the value of the portfolio Securities and hence the Units will fluctuate and therefore the Redemption Price per Unit may be more or less than the price paid by the investor. Changes in the price of the Treasury Obligations and changes in the net asset value of the Fund Shares will affect the price of the Trust's Units.

     An investment in Units should be made with the understanding of the risks inherent in ownership of Fund Shares and Treasury Obligations.

     o You may lose money by buying Units in the Trust.

     o The general condition of the market may weaken.

     The stripped United States Treasury issued notes or bonds do not bear current interest. The value of the Treasury Obligations will fluctuate inversely with change in interest rates. The Treasury Obligations are subject to substantially greater price fluctuations during periods of changing interest rates than securities of comparable quality which make periodic interest payments. See "The Trust--Stripped U.S. Treasury Obligations" in Part B.

     The value of Fund Shares will change as the value of the underlying portfolio securities of the Fund increases or decreases. Among the principal risks of the Fund is market risk, which is the risk of losses from adverse changes in the stock market. Because the Fund invests primarily in technology companies, factors affecting these companies will have a significant effect on the Fund's net asset value. In addition, the Fund's investments in technology stocks, especially those of smaller, less-seasoned companies, tend to be more volatile than other companies and the overall market. To the extent the Fund invests in debt and foreign securities, your investment has interest rate risk, credit risk, foreign risk and currency risk. The Trust is "concentrated" in Fund Shares, so you should be aware that the potential for capital appreciation is directly related to the investment performance of the Fund itself. The Fund has not been structured to generate dividends and therefore dividend distributions by the Trust are likely to be insignificant. See "The Trust--General Information Regarding the Fund--Additional Investment Policies and Practices--Fundamental Investment Policies."

     Although the Trust is structured to return your initial purchase cost of a Unit through the distribution of the Treasury Obligations' maturity value on the mandatory termination date of the Trust, you will have included the accrual of original issue discount on such Treasury Obligations in income for federal income tax purposes and will have paid federal income tax on this accrual. If you hold your Units to Trust maturity you may suffer a loss to the extent your
purchase cost of a Unit exceeds $     since the capital protection is limited to
the aggregate maturity value per Unit of Treasury Obligations. Similarly, if you sell your Units before Trust maturity you may suffer a loss to the extent that the price you receive upon the sale of your Units is less than the purchase price of your Units.

     FOR ADDITIONAL RISK FACTORS RELATING TO INVESTMENT IN THE FUND, SEE PART B OF THIS PROSPECTUS.

                               PORTFOLIO SUMMARY

     $[          ] face amount of Treasury Obligations maturing on [          ]
and [          ] Fund Shares were held in the Trust on the Date of Deposit. The
Treasury Obligations and the Fund Shares represented [       ]% and [       ]%,
respectively, of the total of the aggregate offering side evaluation of Treasury Obligations in the Trust and the aggregate value of Fund Shares on the Date of Deposit.

                                   FEE TABLE
                                   ---------

     This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Part B--"Public Offering of Units" and "Expenses and Charges." Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees and an understanding of the costs and expenses that you pay.


                                                                 AMOUNT PER
UNIT HOLDER TRANSACTION EXPENSES                                 100 UNITS
---------------------------------------------                  --------------

Upfront Sales Charge Imposed on Purchase (as
  a percentage of public offering price).....                %(a)$
Deferred Sales Charge (as a percentage of
  public offering price).....................                %(b)
                                               --------------  --------------
     Total...................................                % $
                                               ==============  ==============
ORGANIZATIONAL COSTS AND EXPENSES(C).........                  $
                                                               ==============
ANNUAL TRUST OPERATING EXPENSES (as a
  percentage of average net assets)
  Trustee's Fee..............................                % $
  Creation and Development Fee(d)............                % $
Other Operating Expenses (including Portfolio
  Supervision, Bookkeeping and
  Administrative Fees).......................                % $
                                               --------------  --------------
       Total(e)..............................                % $
                                               ==============  ==============

                                    EXAMPLE
                                    -------

                                                    CUMULATIVE EXPENSES
                                                      PAID FOR PERIOD:
                                               ------------------------------
                                                   1 YEAR         3 YEARS
                                               --------------  --------------

An investor would pay the following expenses
  on a $10,000 investment, assuming the
  Trust's operating expense ratio and
  organization cost of .  % and a .  % annual
  return on the investment throughout the
  periods....................................  $               $


The Example assumes a redemption and reinvestment of all dividends and distributions and utilizes a 5% annual rate of return. For purposes of the Example, an annual reinvestment of the 5% annual return is assumed. THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR ANNUAL RATE OF RETURN; THE ACTUAL EXPENSES AND ANNUAL RATE OF RETURN MAY BE MORE OR LESS THAN THOSE ASSUMED FOR PURPOSES OF THE EXAMPLE.

------------------

(a) The Upfront Sales Charge is actually the difference between   % and the
    Deferred Sales Charge ($  per Unit) and would exceed 1% if the Public
    Offering Price exceeds $     per 100 Units.

(b) The actual fee is $     per quarter per 100 Units, irrespective of purchase
    or redemption price, deducted in 12 quarters of the Trust commencing
            1, 2000. If a Holder sells, exchanges or redeems Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be deducted from the Unit proceeds. If the Unit price exceeds $1 per Unit, the Deferred Sales Charge will be less than .0%; if the Unit price is
    less than $1 per Unit, the Deferred Sales Charge will exceed    %.

(c) Investors will bear all or a portion of the costs incurred in organizing the Trust including the costs of the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust, federal and state registration fees and costs, the initial fees and expenses of the Trustee, legal and auditing expenses and other out of pocket expenses. Estimated organization costs are included in the Public Offering Price and will be reimbursed to the Sponsor at the close of the initial offering period.

(d) The Creation and Development Fee is a new charge that compensates the Sponsor for the creation and development of the Trust. The Trust accrues this fee monthly during the life of the Trust based on its net asset value on the last business day of each month and pays the Sponsor monthly. In connection with the Creation and Development Fee, in no event will the
    Sponsor collect over the life of the Trust more than       % of a Unit
    Holder's initial investment. For further information about this fee see "Creation and Development Fee" later in this Prospectus.

(e) The estimates do not include the cost borne by Unitholders of purchasing and selling Securities.

                        SUMMARY OF ESSENTIAL INFORMATION
                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 10
                           AS OF             , 2000*

AGGREGATE MATURITY VALUE OF TREASURY OBLIGATIONS
  INITIALLY DEPOSITED.............................  $

AGGREGATE NUMBER OF FUND SHARES INITIALLY
  DEPOSITED.......................................

INITIAL NUMBER OF UNITS...........................

FRACTIONAL UNDIVIDED INTEREST IN THE TRUST
  REPRESENTED BY EACH UNIT........................    1/        th

     Aggregate offering side evaluation of
      Treasury Obligations in the Trust...........  $

     Aggregate value of Fund Shares**.............  $

     Plus value of Securities for Organization
      Costs (per 100 Units)*******................  $
                                                    --------------
     Aggregate value of Securities in the
      Trust***....................................  $

     Divided by 100,000 Units.....................  $

     Plus maximum sales charge of   .00% of Public
      Offering Price plus the DSC (     % of net
      amount invested in Securities)****..........  $

     Less Deferred Sales Charge per Unit..........  $

     Upfront Sales Charge per Unit................  $
                                                    --------------

     Public Offering Price per Unit*****..........  $
                                                    ==============

REDEMPTION AND SPONSOR'S SECONDARY MARKET
  REPURCHASE PRICE PER UNIT******
  (based on the bid side evaluation of underlying
  Treasury Obligations and net asset value of the
  Fund Shares less the Deferred Sales Charge per
  Unit, $    less than the Public Offering Price
  per Unit).......................................  $

QUARTERLY RECORD DATES:          1,     1,
         1,           1

QUARTERLY DISTRIBUTION DATES:          15,
      15,        15,           15, or as soon
  thereafter as possible.

MINIMUM PRINCIPAL DISTRIBUTION: No distribution need be made from the Principal Account if the balance therein is less than $2.50 per 100
  Units.

TRUSTEE'S ANNUAL FEE AND ESTIMATED EXPENSES
  (including Evaluator's fee): $    per
  100 Units.+

CREATION AND DEVELOPMENT FEE: $   per 100 Units.

ORGANIZATIONAL EXPENSES: $    per 100 Units.+++

EVALUATOR'S FEE FOR EACH EVALUATION OF TREASURY
  OBLIGATIONS: $5.00

EVALUATION TIME: 4:00 P.M. New York Time or close of regular trading on the New York Stock
  Exchange

MANDATORY TERMINATION DATE:                     ++

SPONSOR'S LOSS ON DEPOSIT: $

MINIMUM VALUE OF TRUST: The Indenture may be terminated if the value of the Trust is less than 40% of the aggregate maturity values of Treasury Obligations calculated after the most recent deposit of Treasury Obligations.

DEFERRED SALES CHARGE DEDUCTION DATES: The 1st day
  of each quarter commencing               through
  and including               .


-----------
      * The Date of Deposit. The Date of Deposit is the date on which the Trust Indenture and Agreement was signed and the initial deposit of
        Securities with the Trustee was made.
     ** Calculated by multiplying aggregate Fund Shares by the current net asset value per share (excluding any sales load on the Fund Shares).
    *** After deduction of the Deferred Sales Charge then payable (zero on the date of this Summary of Essential Information).
   **** The sales charge consists of an Upfront Sales Charge and a Deferred
        Sales Charge. The Upfront Sales Charge is computed by deducting the
        Deferred Sales Charge ($   per Unit) from the aggregate sales charge (a
        maximum of   % of the Public Offering Price plus the DSC; thus on the
        date of this Summary of Essential Information, the Upfront Sales Charge
        is $    per Unit or 1.0% of the Public Offering Price. The Upfront Sales
        Charge is calculated based on the total sales charge at the time of purchase and added to the net asset value of a Unit and, therefore, may vary based on changes in the valuation of the Securities. The Upfront Sales Charge is included in the purchase price at the time of purchase and is reduced on purchases of $100,000 or more (see Part B--"Public Offering of Units--Volume Discount"). The Deferred Sales Charge is paid
        through reduction of the net asset value of the Trust by $    per 100
        Units on each Deferred Sales Charge Deduction Date through the sale of Fund Shares. After the initial offering period, Units may be available for purchase from the Sponsor at a price based upon the bid side evaluation of the Treasury Obligations plus the net asset value of Fund Shares plus a sales charge as set forth in Part B, "Public Offering of Units--Volume Discount." The total sales charge consists, after the initial offering period, of a sales charge based on the bid side evaluation of the Treasury Obligations plus the net asset value of Fund Shares calculated as set forth in Part B--Public Offering of Units--Secondary Market Sales Charge. The Upfront Sales Charge for a secondary market purchase will equal the difference between such total secondary market sales charge and any unpaid DSC remaining at the time of purchase. If a Unit Holder exchanges redeems or sells his Units to the Sponsor prior to the last Deferred Sales Charge Deduction Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge, the amount of which will reduce the disposition proceeds.
  ***** The price is computed as of the Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date.
 ****** This price is computed as of the Date of Deposit and may vary from such price on the date of this Prospectus or any subsequent date. Reflects
        deductions for remaining Deferred Sales Charge payments ($    per Unit
        initially).
******* $   per 100 Units will be distributed to the Sponsor to reimburse the
        Sponsor for the payment of the organization costs. The Securities are subject to the sales charge.
      + See: "Expenses and Charges" herein. The fee and the organizational costs accrue quarterly and are payable on each Distribution Date. Estimated distributions from the Fund on the Fund Shares are expected by the Sponsor to be sufficient to pay the estimated expenses of the Trust.
     ++ The Trust may be terminated before the Termination Date. See
        Part B--"Amendment and Termination of the Indenture--Termination."
    +++ See Fee Table and Part B--"Expenses and Charges--Organizational Costs."


     For an explanation of the management fees paid by the Fund (as
of               , 1.10% of Fund average net assets), see pages B-10 and B-11.

SPECIAL CHARACTERISTICS OF THE TRUST

     DISTRIBUTIONS: The Trustee will distribute dividends and 12b-1 fees relating to the Fund Shares received by the Trust (net of expenses) and return of capital, if any, on or shortly after each Quarterly Distribution Date to Unit Holders of record on the Record Date immediately before that Quarterly Distribution Date. (See Part B--"Rights of Unit Holders--Distributions.") We can not assure that there will be any amounts available for distribution to Unit Holders because the expenses of the Trust may exceed the dividend income and 12b-1 fees received by the Trust. Accrual of original issue discount on the Treasury Obligations will not be distributed on a current basis, although Unit Holders will be subject to income tax at ordinary income rates as if a current distribution of such amounts had been made. You may invest distributions from the Trust in additional Units of the Trust.

     PUBLIC OFFERING PRICE: The Public Offering Price of the Units of the Trust during the initial offering period is based on the net asset value of the underlying Fund Shares and the offer side evaluation of the Treasury Obligations in the Trust's Portfolio divided by the number of Units outstanding in the Trust, plus the applicable sales charge. A proportionate share of amounts, if any, in the Income Account is also added to the Public Offering Price. (See Part B--"Public Offering of Units--Public Offering Price.") The Initial Sales Charge will vary with changes in the aggregate sales charge. After the initial public offering period, in the secondary market the Public Offering Price of the Units is computed by adding to the aggregate bid side evaluation of the Treasury Obligations the aggregate net asset value of Fund Shares in the Trust, dividing such sum by the number of Units outstanding and then adding a sales charge of %
of the Public Offering Price (     % of the net amount invested). The Upfront
Sales Charge for a secondary market purchase will equal the difference between such total secondary market sales charge and any unpaid DSC remaining at the time of purchase. Any money in the Income and Principal Accounts other than money required to redeem tendered Units will be added to the Public Offering Price.

     Unitholders investing the proceeds of distribution from a Series of National Equity Trust upon purchase of Units of the Trust, will be subject only to the Deferred Sales Charge on those Units. If a Unit Holders exchanges, redeems or sells his Units to the Sponsor before the last Deferred Sales Charge Deduction Date, the Unit Holder is obligated to pay any remaining Deferred Sales Charge.

     SECONDARY MARKET: The Sponsor, although not obligated to do so, presently intends to maintain a secondary market for the Units in the Trust as more fully described under Part B--"Public Offering of Units--Secondary Market." If this market is not maintained, a Unit Holder will be able to dispose of his Units only by tendering his Units to the Trustee for redemption. (See Part B--"Rights of Unit Holders--Redemption--Computation of Redemption Price per Unit.") The Sponsor's Repurchase Price, like the Redemption Price, will reflect the deduction from the value of the underlying Securities of any unpaid amount of the Deferred Sales Charge. To the extent the entire Deferred Sales Charge has not been so deducted or paid at the time of redemption of the Units, the remainder will be deducted from the proceeds of redemption or in calculating an in-kind redemption.

     TRUST TERMINATION: The Trust will terminate on the Termination Date unless terminated earlier.

     TERMINATION OPTIONS: You must notify the Trustee before the Termination Date of the Trust of the options(s) that you choose. You may elect one or more of the following two options.

     o Receipt of Securities "in-kind"

     o Receipt of the cash value of the Unit

     You may invest the proceeds from the Treasury Obligations in Fund Shares by purchasing Fund Shares directly from the Fund at net asset value.

     Please see the Termination Options section for additional information about each option and for information about how the Trust will terminate.

                          INDEPENDENT AUDITORS' REPORT

TO THE UNIT HOLDERS, SPONSOR AND TRUSTEE
OF THE GOVERNMENT SECURITIES EQUITY TRUST SERIES 10

     We have audited the Statement of Financial Condition including Schedule of Portfolio Securities, of the Government Securities Equity Trust Series 10 as of
              , 2000. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of the irrevocable letter of credit for the purchase of securities, as shown in the Statement of Financial
Condition and Schedule of Portfolio Securities as of               , 2000, by
correspondence with The Bank of New York, the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Government Securities
Equity Trust Series 10 as of               , 2000, in accordance with accounting
principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York
              , 2000

                        STATEMENT OF FINANCIAL CONDITION

                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 10
                  AS OF DATE OF DEPOSIT,                , 2000

                                 TRUST PROPERTY

Sponsor's Contracts to Purchase underlying Securities backed by an irrevocable letter of credit(a).....................  $
                                                              -------------
          Total.............................................  $
                                                              =============

                  LIABILITY AND INTEREST OF UNIT HOLDERS

Liabilities:
     Payment of deferred portion of sales charge(b).........  $
     Reimbursement to Sponsor for organization costs(e).....
                                                              -------------
     Subtotal...............................................
                                                              -------------
Interest of Holders:
  Units of fractional undivided interest outstanding:
     Cost to investors(c)...................................
     Less: Gross underwriting commission(d).................      (        )
     Less: Organization costs(e)............................      (        )
Net amount applicable to investors..........................
                                                              -------------
          Total.............................................  $
                                                              =============

------------

     (a) The aggregate value of the Securities represented by Contracts to Purchase listed under "Schedule of Portfolio Securities" included herein and their cost to the Trust are the same. An irrevocable letter of credit drawn on
                 in the amount of $              has been deposited with the
Trustee for the purchase of Securities pursuant to contracts to purchase such Securities.

     (b) Represents the aggregate amount of mandatory distributions of $    per
Unit payable $     per quarter payable on the 1st day of each quarter commencing
on                    through                    . Distributions will be made to
an account maintained by the Trustee from which the Holders' Deferred Sales Charge obligation to the Sponsor will be satisfied. If Units are redeemed before
                   , the remaining portion of the distribution applicable to
those Units will be transferred to that account on the redemption date.

     (c) The aggregate Public Offering Price is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

     (d) The aggregate maximum sales charge of    % of the Public Offering Price
per Unit is computed on the basis set forth under "Public Offering of Units--Public Offering Price."

     (e) A portion of the Public Offering Price consists of Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. The Sponsor will be reimbursed for the organization costs at the close of the initial offering period.

                        SCHEDULE OF PORTFOLIO SECURITIES

                  GOVERNMENT SECURITIES EQUITY TRUST SERIES 10

                     ON DATE OF DEPOSIT,             , 2000


                          NAME OF
                         ISSUER AND                              COST OF
             TITLE OF SECURITIES REPRESENTED BY                SECURITIES
                 CONTRACTS TO PURCHASE (1)                     TO TRUST(2)
------------------------------------------------------------  -------------

$          Maturity Amount of Stripped United States
  Treasury Obligations maturing on        ..................  $
        Class A shares of the Alliance Technology Fund, Inc.
  ($      per Fund Share)...................................  $
                                                              -------------
                                                              $
                                                              =============

------------
     (1) The Treasury Obligations have been purchased at a discount from their maturity value because there is no stated interest income thereon (such securities are often referred to as zero coupon securities). Over the life of the Treasury Obligations such discount accrues and upon maturity thereof the holder receives 100% of the Treasury Obligation maturity amount.

     Shares in the Fund have been valued at their net asset value as of the Evaluation Time on the Date of Deposit. The Fund's investment manager is Alliance Capital Management L.P.

     All Securities are represented by contracts to purchase such Securities. The Securities are represented by regular way contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Securities were entered into by the Sponsor on
            , 2000.

     (2) Offering prices of Treasury Obligations are determined by the Evaluator on the basis stated under "Public Offering of Units--Public Offering Price" herein. The offering side evaluation is greater than the current bid evaluation of the Treasury Obligations, which is the basis on which the Redemption Price per Unit is determined (see: "Rights of Unit Holders--Tender of Units for Redemption--Computation of Redemption Price per Unit" ). The aggregate value of the Treasury Obligations based on the bid side evaluation of the Treasury
Obligations on the Date of Deposit was $        (which is $        lower than
the aggregate cost of the Treasury Obligations to the Trust based on the
offering side evaluation). The Loss to Sponsor on deposit totals $        .

                                     PART B
                       GOVERNMENT SECURITIES EQUITY TRUST
                                   SERIES 10

                                  INTRODUCTION

     Prudential Securities Incorporated (the "Sponsor"), The Bank of New York (the"Trustee") and Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc. (the "Evaluator") signed a Trust Indenture and Agreement and a related Reference Trust Agreement that created this series of the Government Securities Equity Trust under the laws of the State of New York. The Sponsor, Prudential Securities Incorporated, is a wholly-owned, indirect subsidiary of the Prudential Insurance Company of America.

                                   THE TRUST

TRUST FORMATION

     On the Date of Deposit, the Sponsor deposited with the Trustee the Securities or confirmations of contracts for the purchase of these Securities at prices equal to the evaluation of the Treasury Obligations on the offering side of the market on the Date of Deposit as determined by the Evaluator and the net asset value of the Fund Shares (see "Schedule of Portfolio Securities" in Part A).

     The Trust was created simultaneously with the deposit of the Securities with the Trustee and the execution of the Indenture. The Trustee then immediately delivered to the Sponsor certificates of beneficial interest (the "Certificates") representing the units (the "Units") comprising the entire ownership of the Trust. Through this Prospectus, the Sponsor is offering the Units for sale to the Public.

     With the deposit of the Securities in the Trust on the Date of Deposit, the Sponsor established a proportionate relationship between the maturity amounts of Treasury Obligations and the number of Fund Shares in the Portfolio. After the deposit of Securities on the initial Date of Deposit, the Sponsor may, but is not obligated to, deposit additional Securities (including contracts together with an irrevocable letter of credit for the purchase thereof) in the Trust, to receive in exchange therefor additional Units and to offer such Units to the public by means of this Prospectus. Under the Indenture and Agreement, the Sponsor can deposit additional Securities and contracts to purchase additional Securities together with a letter of credit and/or cash or a letter of credit instead of cash. The Sponsor may then give instructions to the Trustee to purchase additional Securities in order to create additional Units. Any such additional deposits made in the 90 day period following the creation of the Trust will consist of securities of the same issuers as those already in the Trust. These deposits will be in amounts which maintain, to the extent practicable, the original proportionate relationship between the number of shares of each Security and any cash in the Portfolio. It may not be possible to maintain the exact original proportionate relationship because of price changes or other reasons.

     Since the Sponsor deposits cash or a letter of credit in lieu of cash and gives instructions to the Trustee to purchase additional Securities to create Additional Units, Units, including previously issued Units, may represent more or less of that Security and more or less of other Securities in the Portfolio of the Trust. This is because the price of a Security fluctuates between the time the cash is deposited and the time the cash is used to purchase the Security. As additional Units are issued by the Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased.

     If any Units are redeemed by the Trustee, the number of Securities in the Trust will be reduced by an amount allocable to redeemed Units and the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust pursuant to the Indenture.

     Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units, if Units are available to fill orders on the day that such price is set. If Units are not available or are insufficient to fill the order (e.g., if demand for Units exceeds the Units available for sale and the Sponsor is not yet able to create additional Units) the investor's order will be rejected by the Sponsor. The number of Units available may be insufficient to meet demand because of the Sponsor's inability to or decision not to purchase and deposit Treasury Obligations of the required type and/or Fund Shares in amounts sufficient to maintain the proportionate relationship between maturity values of Treasury Obligations and numbers of Fund Shares of the Fund required to create additional Units. The Sponsor may, if unable to accept orders on any given day, offer to execute the order as soon as sufficient Units can be created. An investor will be deemed to place a new order for that number of

Units each day until that order is accepted. The investor's order will then be executed, when Units are available, at the Public Offering Price next calculated after such continuing order is accepted. The investor will, of course, be able to revoke his purchase offer at any time before acceptance by the Sponsor. The Sponsor will execute orders to purchase in the order it determines that they are received, i.e., orders received first will be filled first.

     On a recent date the Trust consisted of the Securities listed under "Schedule of Portfolio Securities." Neither the Sponsor nor any affiliate of the Sponsor will be liable in any way for any default, failure or defect in any Securities.

SECURITIES SELECTION

     In selecting Treasury Obligations for deposit in the Trust, the following factors, among others, were considered by the Sponsor:

     o the prices and yields of such securities and

     o the maturities of such securities.

     In selecting the Fund Shares for deposit in the Trust, the following factors, among others, were considered by the Sponsor:

     o the historical performance of the Fund and

     o the nature of the underlying Fund portfolio.

     The Trust consists of the Securities listed under "Schedule of Portfolio Securities" herein as may continue to be held from time to time in the Trust, newly deposited Securities meeting requirements for creation of additional Units and undistributed cash receipts from the Fund and proceeds realized from the disposition of Securities.

STRIPPED U.S. TREASURY OBLIGATIONS

     The Treasury Obligations in the portfolio consist of United States Treasury Obligations which have been stripped by the United States Treasury of their unmatured interest coupons or such stripped coupons or receipts or certificates evidencing such obligations or coupons. The obligor with respect to the Treasury Obligations is the United States Government. Such Treasury Obligations may include certificates that represent rights to receive the payments that comprise a U.S. Government bond.

     U.S. Treasury bonds evidence the right to receive a fixed payment at a future date from the U.S. Government, and are backed by the full faith and credit of the U.S. Government. The Treasury Obligations can be purchased at a deep discount because the buyer receives only the right to receive one fixed payment at a specific date in the future and does not receive any periodic interest payments. The effect of owning deep discount obligations which do not make current interest payments is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the discount obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligations at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, the Treasury Obligations are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest on a current basis. Investors should be aware that income in respect of the accrual of original issue discount on the Treasury Obligations, although not distributed on a current basis, will be subject to income tax on a current basis at ordinary income tax rates (see "Tax Status of the Trust").

ALLIANCE TECHNOLOGY FUND, INC.

     The following disclosure concerning the Fund and its affiliates has been provided by Alliance Fund Distributors, Inc., the Fund's principal underwriter. While the Sponsor has not independently verified this information it has no reason to believe that this information is not correct in all material respects. No representation is made herein as to the accuracy or adequacy of such information. The Statement of Additional Information for the Fund contains information not included in this Prospectus and may be obtained from the Securities and Exchange Commission (File No. 811-03131). The Fund's prospectus is available to persons interested in purchasing Units of the Trust upon request.

     The portfolio of the Trust also contains the Fund's Class A shares (the "Fund Shares"). On November 30, 1999, the net assets of the Fund were approximately $7.3 billion. The investment adviser of the Fund is Alliance Capital Management L.P. (the "Investment Adviser"). The Fund's principal underwriter is Alliance Fund Distributors, Inc. ("AFD").

GENERAL INFORMATION REGARDING THE FUND

     Any dividend or distribution by the Fund has the effect of reducing the net asset value per share on the ex-dividend date by the amount of the dividend or distribution (see "Net Asset Value of The Fund Shares").

                        FINANCIAL HIGHLIGHTS OF THE FUND
           (FOR A SHARE OUTSTANDING THROUGHOUT THE PERIODS INDICATED)

     The following financial highlights contain selected data for a Fund Share, total investment return, ratios to average net assets and other supplemental data for the periods indicated. The information is based on data contained in the Fund's financial statements.

                                                  NET GAINS
                                                  OR LOSSES
                                                     ON
                                                  SECURITIES                          DISTRIBUTIONS
                           NET ASSET     NET        (BOTH                  DIVIDENDS    IN EXCESS
                             VALUE    INVESTMENT  REALIZED     TOTAL FROM  FROM NET       OF NET      DISTRIBUTIONS    TOTAL
                           BEGINNING   INCOME        AND       INVESTMENT  INVESTMENT   INVESTMENT    FROM CAPITAL   DIVIDENDS AND
FISCAL YEAR OR PERIOD      OF PERIOD   (LOSS)     UNREALIZED)  OPERATIONS   INCOME        INCOME         GAINS       DISTRIBUTIONS
-------------------------- ---------  ----------  -----------  ----------  ----------  -------------  -------------  -------------
Year ended 11/30/99.......  $ 68.60     (.99)        $49.02     $48.03       $0.00        $0.00          $(5.17)       $ (5.17)
Year ended 11/30/98.......    54.44     (.68)(b)      15.42      14.74        0.00         0.00            (.58)          (.58)
Year ended 11/30/97.......    51.15     (.51)(b)       4.22       3.71        0.00         0.00            (.42)          (.42)
Year ended 11/30/96.......    46.64     (.39)(b)       7.28       6.89        0.00         0.00           (2.38)         (2.38)
Year ended 11/30/95.......    31.98     (.30)(b)      18.13      17.83        0.00         0.00           (3.17)         (3.17)


                                                                               RATIO OF
                            NET ASSET                              RATIO OF    NET INCOME
                             VALUE,               NET ASSETS, END  EXPENSES    (LOSS) TO   PORTFOLIO
                             END OF     TOTAL       OF PERIOD      TO AVERAGE  AVERAGE     TURNOVER
FISCAL YEAR OR PERIOD        PERIOD    RETURN(A)  (000'S OMITTED)  NET ASSETS  NET ASSETS  RATE
--------------------------  ---------  ---------  ---------------  ----------  ----------  --------
Year ended 11/30/99.......   $111.46     74.67%     $ 2,167,060       1.68%      (1.11)%      54%
Year ended 11/30/98.......     68.60     27.36          824,636       1.66       (1.13)       67
Year ended 11/30/97.......     54.44      7.32          624,716       1.67        (.97)       51
Year ended 11/30/96.......     51.15     16.05          594,861       1.74        (.87)       30
Year ended 11/30/95.......     46.64     61.93          398,262       1.75%       (.77)       55

------------------
(a) Total investment return is calculated assuming an initial investment made at the net asset value at the beginning of the period, reinvestment of all dividends and distributions at the net asset value during the period, and a redemption on the last day of the period. Initial sales charge or contingent deferred sales charge is not reflected in the calculation of total investment return. Total investment return calculated for a period of less than one year is not annualized.

(b) Based on average shares outstanding.

ADDITIONAL INVESTMENT POLICIES AND PRACTICES OF THE FUND

OPTIONS

     In seeking to attain its investment goal of capital appreciation, the Fund may supplement customary investment practices by writing and purchasing call options listed on one or more national securities exchanges and purchasing listed put options, including put options on market indices. Upon payment of a premium, a put option gives the buyer of such option the right to deliver a specified number of shares of a stock to the writer of the option on or before a fixed date, at a predetermined price. A call option gives the purchaser of the option, upon payment of a premium, the right to call upon the writer to deliver a specified number of shares of a specified stock on or before a fixed date, at a predetermined price, usually the market price at the time the contract is negotiated.

     The writing of call options will involve a potential loss of opportunity to sell securities at higher prices. In exchange for the premium received, the writer of a fully collateralized call option assumes the full downside risk of the securities subject to such option. In addition, the writer of the call gives up the gain possibility of the stock protecting the call. Generally the opportunity for profit from the writing of options is higher, and consequently the risks are greater, when the stocks involved are lower priced or volatile, or both. While an option that has been written is in force, the maximum profit that may be derived from the optioned stock is the premium less brokerage commissions and fees. The actual return earned by the Fund from writing a call option depends on factors such as the amount of the transaction costs and whether or not the option is exercised. Option premiums vary widely depending primarily on supply and demand.

     Writing and purchasing options are highly specialized activities and entail greater than ordinary investment risks. If an option purchased by the Fund is not sold and is permitted to expire without being exercised, its premium would be lost by the Fund. When calls written by the Fund are exercised, the Fund will be obligated to sell stocks below the current market price.

     The Fund will not write a call unless the Fund at all times during the option period owns either (a) the optioned securities, or securities convertible into or carrying rights to acquire the optioned securities, or (b) an offsetting call option on the same securities. It is the Fund's policy not to write a call option if the premium to be received by the Fund in connection with such option would not produce an annualized return of at least 15% of the then current market value of the securities subject to option (without giving effect to commissions, stock transfer taxes and other expenses of the Fund which are deducted from premium receipts). The actual return earned by the Fund from writing a call depends on factors such as the amount of the transaction costs and whether or not the option is exercised. Calls written by the Fund will ordinarily be sold either on a national securities exchange or through put and call dealers, most, if not all, of whom are members of a national securities exchange on which options are traded, and will in such cases be endorsed or guaranteed by a member of a national securities exchange or qualified broker-dealer, which may be Donaldson, Lufkin & Jenrette Securities Corporation, an affiliate of the Investment Adviser. The endorsing or guaranteeing firm requires that the option writer (in this case the Fund) maintain a margin account containing either corresponding stock or other equity as required by the endorsing or guaranteeing firm.

     In purchasing a call option, the Fund would be in a position to realize a gain if, during the option period, the price of the security increased over the strike price by an amount in excess of the premium paid and commissions payable on exercise. It would realize a loss if the price of the security declined or remained the same or did not increase over the strike price during the period by more than the amount of the premium and commissions payable on exercise. By purchasing a put option, the Fund would be in a position to realize a gain, if during the option period, the price of the security declined below the strike price by an amount in excess of the premium paid and commissions payable on exercise. It would realize a loss if the price of the security increased or remained the same or did not decrease below the strike price during that period by more than the amount of the premium and commissions payable on exercise. If a put or call option purchased by the Fund were permitted to expire without being sold or exercised, its premium would represent a realized loss to the Fund.

     If the Fund desires to sell a particular security from its portfolio on which it has written an option, the Fund seeks to effect a "closing purchase transaction" prior to, or concurrently with, the sale of the security. A closing purchase transaction is a transaction in which an investor who is obligated as a writer of an option terminates his obligation by purchasing an option of the same series as the option previously written. (Such a purchase does not result in the ownership of an option.) The Fund may enter into a closing purchase transaction to realize a profit on a previously written option or to enable the Fund to write another option on the underlying security with either a different exercise price or expiration date or both. The Fund realizes a profit or loss from a closing purchase transaction if the cost of the transaction is less or more than the premium received from the writing of the option. The Fund may not, however, effect a closing purchase transaction with respect to an option after it has been notified of the exercise of such option.

     The Fund may dispose of an option which it has purchased by entering into a "closing sale transaction" with the writer of the option. A closing sale transaction terminates the obligation of the writer of the option and does not result in the ownership of an option. The Fund realizes a profit or loss from a closing sale transaction if the premium received from the transaction is more than or less than the cost of the option.

     The Fund will not write a call option if, as a result, the aggregate of the Fund's portfolio securities subject to outstanding call options (valued at the lower of the option price or market value of such securities) would exceed 15% of the Fund's total assets. The Fund will not sell any call option if such sale would result in more than 10% of the Fund's assets being committed to call options written by the Fund which, at the time of sale by the Fund, have a remaining term of more than 100 days. The aggregate cost of all outstanding options purchased and held by the Fund will at no time exceed 10% of the Fund's total assets.

     The Fund may purchase or write options on securities of the types in which it is permitted to invest in privately negotiated (i.e., over-the-counter) transactions. The Fund will effect such transactions only with investment dealers and other financial institutions (such as commercial banks or savings and loan institutions) deemed creditworthy by the Investment Adviser, and the Investment Adviser has adopted procedures for monitoring the creditworthiness of such entities.

OPTIONS ON MARKET INDICES

     Options on securities indices are similar to options on a security except that, rather than the right to take or make delivery of a security at a specified price, an option on a securities index gives the holder the right to receive, upon exercise of the option, an amount of cash if the closing level of the chosen index is greater than (in the case of a call) or less than (in the case of a put) the exercise price of the option.

     Through the purchase of listed index options, the Fund could achieve many of the same objectives as through the use of options on individual securities. Price movements in the Fund's portfolio securities probably will not correlate perfectly with movements in the level of the index, and therefore, the Fund would bear a risk of loss on index options purchased by it if favorable price movements of the hedged portfolio securities do not equal or exceed losses on the options or if adverse price movements of the hedged portfolio securities are greater than gains realized from the options.

WARRANTS

     The Fund may invest up to 10% of its total assets in warrants which entitle the holder to buy equity securities at a specific price for a specific period of time. Warrants may be considered more speculative than certain other types of investments in that they do not entitle a holder to dividends or voting rights with respect to the underlying securities nor do they represent any rights in the assets of the issuing company. Also, the value of a warrant does not necessarily change with the value of the underlying securities and a warrant ceases to have value if it is not exercised prior to the expiration date.

FOREIGN SECURITIES

     Investing in securities of non-U.S. companies which are generally denominated in foreign currencies involves certain considerations comprising both risk and opportunity not typically associated with investing in United States companies. These considerations include:

          o changes in exchange rates and exchange control regulation,

          o political and social instability,

          o expropriation,

          o imposition of foreign taxes,

          o less liquid markets and less available information than are generally the case in the United States,

          o higher transaction costs,

          o less government supervision of exchanges and brokers and issuers,

          o difficulty in enforcing contractual obligations,

          o lack of uniform accounting and auditing standards and greater price volatility.

     Additional risks may be incurred in investing in particular countries. The Fund will not purchase a foreign security if this purchase would cause 10% or more of the value of the Fund's total assets to be invested in foreign securities.

RESTRICTED SECURITIES

     The Fund may invest in restricted securities and in other assets having no ready market if such purposes at the time thereof would not cause more than 10% of the value of the Fund's net assets to be invested in all such restricted or not readily marketable assets. This limitation does not apply to liquid restricted securities, such as those eligible for resale under Rule 144A of the Securities Act of 1933, as amended (the "Securities Act"). Restricted securities may be sold only in privately negotiated transactions, in a public offering with respect to which a registration statement is in effect under the Securities Act or pursuant to Rules 144 or 144A promulgated under such Act. Where registration is required, the Fund may be obligated to pay all or part of the registration expense, and a considerable period may lapse between the time of the decision to sell and the time the Fund may be permitted to sell a security under the effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed when it decided to sell. Restricted securities will be valued in such a manner as the Board of Directors of the Fund, in good faith, deems appropriate to reflect their fair market value.

LENDING OF PORTFOLIO SECURITIES

     The Fund may seek to increase income by lending portfolio securities. Under present regulatory policies, these loans are required to be secured continuously by collateral consisting of liquid assets maintained in an amount at least equal to the market value of the securities loaned. The Fund has the right to call such a loan and obtain the securities loaned or equivalent securities at any time on five days' notice. During the existence of a loan, the Fund will receive the income earned on investment of the collateral. The aggregate value of the securities loaned by the Fund may not exceed 30% of the value of the Fund's total assets.

PORTFOLIO TURNOVER

     The investment activities described above are likely to result in the Fund engaging in a considerable amount of trading of securities held for less than one year. Accordingly, it can be expected that the Fund will have a higher turnover rate than might be expected from investment companies which invest substantially all of their funds on a long-term basis. Correspondingly heavier brokerage commission expenses can be expected to be borne by the Fund. Management anticipates that the Fund's annual rate of portfolio turnover will not be in excess of 100% in future years. A 100% annual turnover rate could occur, for example, if all the stocks in the Fund's portfolio were replaced once in a period of one year.

     Within this basic framework, the policy of the Fund is to invest in any company and industry and in any type of security which are believed to offer possibilities for capital appreciation. Investments may be made in well-known and established companies as well as in new and unseasoned companies. Since securities fluctuate in value due to general economic conditions, corporate earnings and many other factors, the shares of the Fund will increase or decrease in value, accordingly, and there can be no assurance that the Fund will achieve its investment goal or be successful.

INVESTMENT IN LOWER-RATED FIXED-INCOME SECURITIES.

     Lower-rated securities, i.e., those rated "Ba" and lower by Moody's or "BB" and lower by S&P, Duff & Phelps or Fitch, are subject to greater risk of loss of principal and interest than higher-rated securities. They are also generally considered to be subject to greater market risk than higher-rated securities, and the capacity of issuers of lower-rated securities to pay interest and repay principal is more likely to weaken than is that of issuers of higher-rated securities in times of deteriorating economic conditions or rising interest rates. In addition, lower-rated securities may be more susceptible to real or perceived adverse economic conditions than investment grade securities.

     The market for lower-rated securities may be thinner and less active than that for higher-rated securities, which can adversely affect the prices at which these securities can be sold. To the extent that there is no established secondary market for lower-rated securities, the Fund may experience difficulty in valuing such securities and, in turn, the Fund's assets. In addition, adverse publicity and investor perceptions about lower-rated securities, whether or not factual, may tend to impair their market value and liquidity.

     The Investment Adviser will try to reduce the risk inherent in investment in lower-rated securities through credit analysis, diversification and attention to current developments and trends in interest rates and economic and political conditions. However, there can be no assurance that losses will not occur. Since the risk of default is higher for lower-rated securities, the Investment

Adviser's research and credit analysis are a correspondingly more important aspect of its program for managing the Fund's securities than would be the case if the Fund did not invest in lower-rated securities.

     In seeking to achieve the Fund's investment objective, there will be times, such as during periods of rising interest rates, when depreciation and realization of capital losses on securities in the Fund's portfolio will be unavoidable. Moreover, medium- and lower-rated securities and non-rated securities of comparable quality may be subject to wider fluctuations in yield and market values than higher-rated securities under certain market conditions. Such fluctuations after a security is acquired do not affect the cash income received from that security but are reflected in the net asset value of the Fund.

     Certain lower-rated securities may contain call or buy-back features that permit the issuers thereof to call or repurchase such securities. Such securities may present risks based on prepayment expectations. If an issuer exercises such a provision, the Fund may have to replace the called security with a lower-yielding security, resulting in a decreased rate of return to the Fund.

TEMPORARY DEFENSIVE POSITION

     For temporary defensive purposes, the Fund may invest in certain types of short-term, liquid, high grade debt securities. These securities may include U.S. Government securities, qualifying bank deposits, money market instruments, prime commercial paper, other types of short-term debt securities including notes and bonds and short-term, foreign-currency denominated securities of the type mentioned above issued by foreign governmental entities, companies and supranational organizations. While the Fund is investing for temporary defensive purposes, it may not meet its investment objectives.

FUTURE DEVELOPMENTS

     The Fund may, following written notice to its shareholders, take advantage of other investment practices that are not currently contemplated for use by the Fund, or are not available but may yet be developed, to the extent such investment practices are consistent with the Fund's investment objective and legally permissible for the Fund. Such investment practices, if they arise, may involve risks that exceed those involved in the activities described above.

FUNDAMENTAL INVESTMENT POLICIES

     The following restrictions may not be changed without approval of a majority of the outstanding voting securities of the Fund, which means the vote of:

     o 67% or more of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or

     o more than 50% of the outstanding shares, whichever is less.

     To maintain portfolio diversification and reduce investment risk, as a matter of fundamental policy, the Fund may not:

       (i) with respect to 75% of its total assets, have such assets represented by other than: (a) cash and cash items, (b) securities issued or guaranteed as to principal or interest by the U.S. Government or its agencies or instrumentalities, or (c) securities of any one issuer (other than the U.S. Government and its agencies or instrumentalities) not greater in value than 5% of the Fund's total assets, and not more than 10% of the outstanding voting securities of such issuer;

      (ii) purchase the securities of any one issuer, other than the U.S. Government and its agencies or instrumentalities, if immediately after and as a result of such purchase (a) the value of the holdings of the Fund in the securities of such issuer exceeds 25% of the value of the Fund's total assets, or (b) the Fund owns more than 25% of the outstanding securities of any one class of securities of such issuer;

      (iii) concentrate its investments in any one industry, but the Fund has reserved the right to invest up to 25% of its total assets in a particular industry;

      (iv) invest in the securities of any issuer which has a record of less than three years of continuous operation (including the operation of any predecessor) if such purchase at the time thereof would cause 10% or more of the value of the total assets of the Fund to be invested in the securities of such issuer or issuers;

       (v) make short sales of securities or maintain a short position or write put options;

      (vi) mortgage, pledge or hypothecate or otherwise encumber its assets, except as may be necessary in connection with permissible borrowings mentioned in investment restriction (xiv) listed below;

      (vii) purchase the securities of any other investment company or investment trust, except when such purchase is part of a merger, consolidation or acquisition of assets;

     (viii) purchase or sell real property (including limited partnership interests but excluding readily marketable interests in real estate investment trusts or readily marketable securities of companies which invest in real estate), commodities or commodity contracts;

      (ix) purchase participations or other direct interests in oil, gas, or other mineral exploration or development programs;

       (x) participate on a joint or joint and several basis in any securities trading account;

      (xi) invest in companies for the purpose of exercising control;

      (xii) purchase securities on margin, but it may obtain such short-term credits from banks as may be necessary for the clearance of purchases and sales of securities;

     (xiii) make loans of its assets to any other person, which shall not be considered as including the purchase of portion of an issue of publicly-distributed debt securities, except that the Fund may purchase non-publicly distributed securities subject to the limitations applicable to restricted or not readily marketable securities and except for the lending of portfolio securities in certain circumstances;

      (xiv) borrow money except for the short-term credits from banks referred to in paragraph (xii) above and except for temporary or emergency purposes and then only from banks and in an aggregate amount not exceeding 5% of the value of its total assets at the time any borrowing is made. Money borrowed by the Fund will be repaid before the Fund makes any additional investments;

      (xv) act as an underwriter of securities of other issuers, except that the Fund may acquire restricted or not readily marketable securities under circumstances where, if sold, the Fund might be deemed to be an underwriter for purposes of the Securities Act of 1933 (the Fund will not invest more than 10% of its net assets in aggregate in restricted securities and not readily marketable securities); and

      (xvi) purchase or retain the securities of any issuer if, to the knowledge of the Fund's management, those officers and directors of the Fund, and those employees of the Investment Adviser, who each owns beneficially more than one-half of 1% of the outstanding securities of such issuer together own more than 5% of the securities of such issuer.

     Whenever any investment policy or restriction states a minimum or maximum percentage of the Fund's assets which may be invested in any security or other asset, it is intended that such minimum or maximum percentage limitation be determined immediately after and as a result of the Fund's acquisition of such security or other asset. Accordingly, any later increase or decrease in percentage beyond the specified limitations resulting from a change in values or net assets will not be considered a violation of this percentage limitation. In the event that the aggregate of restricted and not readily marketable securities exceeds 10% of the Fund's net assets, the management of the Fund will consider whether action should be taken to reduce the percentage of such securities.

     In connection with the qualification or registration of the Fund's shares for sale under the securities laws of certain states, the Fund has agreed, in addition to the foregoing investment restrictions, that it will not invest in the securities of any issuer which has a record of less than three years of continuous operation (including the operation of any predecessor) if such purchase at the time thereof would cause more than 5% of the value of the Fund's total assets to be invested in the securities of such issuer or issuers. The Fund may not purchase or sell real property (including limited partnership interests but excluding readily marketable interests in real estate investment trusts, or readily marketable securities of companies which invest in real estate), commodities or commodity contracts. In addition, the Fund may not invest in mineral leases.

NET ASSET VALUE OF THE FUND SHARES

     The Fund's net asset value or NAV is calculated at 4:00 p.m., Eastern Time, each day the New York Stock Exchange is open. The Fund's NAV is calculated by dividing the value of the Fund's total assets, less its liabilities, by the total number of its shares then outstanding. A Fund business day is any weekday on which the Exchange is open for trading. The Fund values its portfolio securities at their current market value or, if such quotations are not readily available, such other methods as the Fund's Board of Directors believes accurately reflect fair value.

     The Board of Directors may suspend the determination of the Fund's net asset value (and the offering and sale of shares), subject to the rules of the Commission and other governmental rules and regulations, at a time when:

     o the Exchange is closed, other than customary weekend and holiday closings,

     o an emergency exists as a result of which it is not reasonably practicable for the Fund to dispose of securities owned by it or to determine fairly the value of its net assets, or

     o for the protection of shareholders the Commission by order permits a suspension of the right of redemption or a postponement of the date of payment on redemption.

THE FUND'S MANAGEMENT

     The Fund's Investment Adviser is Alliance Capital Management L.P., which is a Delaware limited partnership with principal offices at 1345 Avenue of the Americas, New York, NY 10105 and a New York Stock Exchange listed company. The Investment Adviser has been retained under an investment advisory agreement (the "Advisory Agreement") to provide investment advice and, in general, to conduct the management and investment program of the Fund under the supervision and control of the Fund's Board of Directors.

     Alliance is a leading international investment manager supervising client accounts with assets as of December 31, 1999 totaling more than $368 billion (of which approximately $168 billion represented the assets of investment companies). As of December 31, 1999, Alliance managed retirement assets for many of the largest public and private employee benefit plans (including 31 of the nation's Fortune 100 companies), for public employee retirement funds in 31 states, for investment companies, and for foundations, endowments, banks and insurance companies worldwide. The 52 registered investment companies managed by Alliance comprising 105 separate investment portfolios currently have approximately 5 million shareholder accounts.

     Alliance provides investment advisory and order placement facilities for the Fund. Under its Advisory Agreement, the Fund paid Alliance as a percentage of average daily net assets 1.10% for the fiscal year ending November 30, 1999.

     The Fund pays a quarterly advisory fee of 1/4 of 1.00% of the first $10 billion, 1/4 of .975% of the next $2.5 billion, 1/4 of .95% of the next $2.5 billion, 1/4 of .925% of the next $2.5 billion, 1/4 of .90% of the next $2.5 billion, 1/4 of .875% of the next $2.5 billion and 1/4 of .85% of such assets in excess of $22.5 billion.

     The Fund has, under the Advisory Agreement, assumed the obligation for payment of all of its other expenses. As to the obtaining of services other than those specifically provided to the Fund by the Investment Adviser, the Fund may employ its own personnel. For such services, it also may utilize personnel employed by the Investment Adviser or its affiliates and, in such event, the services will be provided to the Fund at cost and the payments therefor must be specifically approved by the Fund's Board of Directors.

     The following table lists the person or persons who are primarily responsible for the day-to-day management of the Fund's portfolio, the length of time that each person has been primarily responsible, and each person's principal occupation during the past five years.

                                                            PRINCIPAL OCCUPATION
                                                                   DURING
EMPLOYEE                  YEAR              TITLE           THE PAST FIVE YEARS
---------------------  -----------  ----------------------  --------------------
Peter Anastos........  since 1992   Senior Vice President   Associated with the
                                           of ACMC          Investment Adviser.
Gerald T. Malone.....  since 1992   Senior Vice President   Associated with the
                                           of ACMC          Investment Adviser.

THE FUND'S PLAN OF DISTRIBUTION

     The Fund has entered into a Distribution Services Agreement (the "Agreement") with Alliance Fund Distributors, Inc., the Fund's principal underwriter ("AFD") to permit AFD to distribute the Fund's shares and to permit the Fund to directly or indirectly pay distribution service fees to defray expenses associated with the distribution of its shares in accordance with a plan of distribution which is included in the Agreement and has been duly adopted and approved in accordance with Rule l2b-1 adopted by the Securities and Exchange Commission under the Act (the "Plan").

     The Plan provides that AFD will use the distribution services fee received from the Fund in its entirety for payments to:

          o compensate broker-dealers or other persons for providing distribution assistance,

          o to otherwise promote the sale of shares of the Fund, and

          o compensate broker-dealers, depository institutions and other financial intermediaries for providing administrative, accounting and other services with respect to the Fund's shareholders.

     In this regard, some payments under the Plan are used to compensate financial intermediaries with trail or maintenance commissions in an amount equal to .25%, annualized, with respect to Fund Shares of the assets maintained in the Fund by their customers. The Plan also provides that the Investment Adviser may use its own resources to finance the distribution of the Fund's shares.

     The Fund is not obligated under the Plan to pay any distribution services fee in excess of the amounts set forth above. With respect to Fund Shares, distribution expenses accrued by AFD in one fiscal year may not be paid from distribution services fees received from the Fund in subsequent fiscal years.

     Under the Agreement, the Treasurer of the Fund reports the amounts expended under the Plan and the purposes for which such expenditures were made to the Directors of the Fund on a quarterly basis. Also, the Agreement provides that the selection and nomination of Directors who are not interested persons of the Fund (as defined in the Act) are committed to the discretion of such disinterested Directors then in office.

     During the Fund's fiscal year ended November 30, 1999, the Fund paid distribution services fees for expenditures under the Agreement to AFD with respect to Fund Shares in amounts aggregating $4,273,345, which constituted .30% annualized of the Fund's aggregate average daily net assets attributable to the Fund Shares during the period, and the Investment Adviser made payments from its own resources aggregating $3,020,454. Of the $7,293,799 paid by the Fund and the Investment Adviser under the Agreement, $159,482 was spent on advertising, $90,244 on the printing and mailing of prospectuses for persons other than current shareholders, $4,041,870 for compensation to broker-dealers and other financial intermediaries (including $450,771 to AFD), $1,130,533 for compensation to sales personnel and $1,871,670 was spent on printing of sales literature, due diligence, travel, entertainment and other promotional expenses.

FUND RISK FACTORS

     The Fund's Shares may appreciate or depreciate in value (or pay dividends) depending on the full range or economic and market influences affecting the securities in which the Fund is invested and the success of the Fund's management in anticipating or taking advantage of such opportunities as they may occur. The risk of investing in the securities include:

          o general economic conditions,

          o market factors, and

          o currency exchange rates.

     In addition, in the event of the inability of the investment adviser to act and/or claims or actions against the Fund by regulatory agencies or other persons or entities, the value of the Fund Shares may decline thereby causing a decline in the value of Units. Termination of the Fund before the Termination Date of the Trust may result in the termination of the Trust sooner than anticipated. Before a purchase of Units, you should determine that the aforementioned risks are consistent with your investment objectives.

     The price of the Fund Shares will fluctuate as the daily prices of the individual securities in which it invests fluctuate, so that Fund Shares, when redeemed, may be worth more or less than their original cost. With respect to investments in foreign currency denominated securities, these fluctuations may be magnified by changes in foreign exchange rates. Investment in the Fund involves risks not associated with funds that invest solely in securities of U.S. issuers. While the Fund invests principally in common stocks and other equity securities, in order to achieve its investment objective the Fund may at times use certain types of investment derivatives, such as:

          o options, futures, forwards, and swaps.

     These involve risks different from, and, in certain cases, greater than, the risks presented by more traditional investments,

     All Fund investments involve risk and there can be no guarantee against loss resulting from an investment in the Fund. As with any investment in securities, the value of, and income from, an investment in the Fund can decrease as well as increase, depending on a variety of factors which may affect the values and income generated by the Fund's portfolio securities.

     Additionally, investment decisions made by the Fund's investment adviser will not always be profitable or prove to have been correct. The Fund is not intended as a complete investment program.

FUND DISTRIBUTIONS AND TAXES

     For federal income tax purposes, the Fund's dividend distributions of net income (or short-term taxable gains) will be taxable to you as ordinary income. Distributions of long-term capital gains generally will be taxable to you as long-term capital gains. A Fund's distributions also may be subject to certain state and local taxes.

     While it is the intention of the Fund to distribute to its shareholders substantially all of each fiscal year's net income and net realized capital gains, if any, the amount and time of any dividend or distribution will depend on the realization by the Fund of income and capital gains from investments. There is no fixed dividend rate and there can be no assurance that a Fund will pay any dividends or realize any capital gains.

     Investment income received by the Fund from sources within foreign countries may be subject to foreign income taxes withheld at the source. To the extent that the Fund is liable for foreign income taxes withheld at the source, the Fund intends, if possible, to operate so as to meet the requirements of the Code to "pass through" to the Fund's shareholders credits for foreign income taxes paid (or to permit shareholders to claim a deduction for such foreign taxes), but there can be no assurance that the Fund will be able to do so. Furthermore, a shareholder's ability to claim a foreign tax credit or deduction for foreign taxes paid by the Fund may be subject to certain limitations imposed by the Code, as a result of which a shareholder may not be permitted to claim a credit or deduction for all or a portion of the amount of such taxes.

     Under certain circumstances, if the Fund realizes losses (e.g., from fluctuations in currency exchange rates) after paying a dividend, all or a portion of the dividend may subsequently be characterized as a return of capital. Returns of capital are generally nontaxable, but will reduce a shareholder's basis in shares of the Fund. If that basis is reduced to zero, any further returns of capital will be taxable as capital gain. See the Fund's Statement of Additional Information for a further explanation of these tax issues.

RISK OF INVESTMENT IN UNITS

     There can be no assurance that the objectives of the Trust will be met. The net asset value of the Fund's Shares, like the value of the Treasury Obligations, will fluctuate over the life of the Trust. An investment in Units of the Trust should be made with an understanding of the risks inherent in ownership of Fund Shares and Treasury Obligations. However, the Sponsor believes that, upon termination of the Trust, on the mandatory termination date, even if the Fund Shares are worthless, the Treasury Obligations will provide sufficient
cash at maturity to equal $          per Unit. Part of such cash will, however,
represent the accrual of taxable original issue discount on the Treasury Obligations.

     A UNIT HOLDER PURCHASING A UNIT ON THE DATE OF THIS PROSPECTUS OR THEREAFTER MAY RECEIVE TOTAL DISTRIBUTIONS, INCLUDING DISTRIBUTIONS MADE UPON TERMINATION OF THE TRUST, THAT ARE LESS THAN THE AMOUNT PAID FOR A UNIT.

     Sales of Securities in the Portfolio under certain permitted circumstances may result in an accelerated termination of the Trust. It is also possible that, in the absence of a secondary market for the Units or otherwise, redemptions of Units may occur in sufficient numbers to reduce the portfolio to a size resulting in such termination. In addition, the Trust may be terminated if the net asset value of the Trust is less than 40% of the aggregate maturity values of the Treasury Obligations calculated immediately after the most recent deposit of Treasury Obligations in the Trust (see "Amendment and Termination of the Indenture--Termination"). Early termination of the Trust may have important consequences to you; e.g., to the extent that Units were purchased with a view to an investment of longer duration, the overall investment program of the investor may require readjustment, or the overall return on investment may be less than anticipated, and may result in a loss to you.

     In the event of the early termination of the Trust, the Trustee will cause the Fund Shares to be sold and the proceeds of the slaes distributed to you in proportion to your respective interests in the proceeds, unless you elect to receive Fund Shares "in kind" (see "Amendment and Termination of the Indenture-Termination"). Proceeds from the sale of the Treasury Obligations will be paid in cash.

     The Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve an investment but may dispose of Securities only under limited circumstances (see "Sponsor-Responsibility").

     The Sponsor will receive a sales charge on all Units sold. In addition, the Indenture requires the Trustee to vote all Fund Shares held in the Trust in the same manner and ratio on all proposals as the vote of owners of Fund Shares not held by the Trust.

LITIGATION

     To the best of the Sponsor's knowledge there was no litigation pending in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust. At any time after the date hereof, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust.

THE UNITS

     On a recent date, each Unit represented a fractional undivided interest in the Securities and the net income of the Trust set forth under "Summary of Essential Information." Thereafter, if any Units are redeemed by the Trustee, the amount of Securities in the Trust will be reduced by amounts allocable to redeemed Units, and the fractional undivided interest represented by each Unit in the balance will be increased, although the actual interest in the Trust represented by each Unit will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by any Unit Holder (which may include the Sponsor) or until the termination of the Trust itself (see "Rights of Unit Holders--Tender of Units for Redemption" and "Amendment and Termination of the Indenture--Termination").

                            TAX STATUS OF THE TRUST

     In the opinion of Messrs. Cahill Gordon & Reindel, counsel for the Sponsor, under existing law:

     The Trust is not an association taxable as a corporation for United States federal income tax purposes. Income of the Trust will be treated as income of the Unit Holders in the manner set forth below. You will be considered the owner of a pro rata portion of each asset of the Trust under the grantor trust rules of Sections 671-678 of the Internal Revenue Code of 1986, as amended (the "Code").

     You will be required to include in your gross income, as determined for federal income tax purposes, original issue discount with respect to your pro rata portion of the Treasury Obligations held by the Trust at the same time and in the same manner as though you were the direct owner of such pro rata portion. You will be considered to have received the distributions paid on your pro rata portion of the Fund Shares held in the Trust (including such portion of such distributions used to pay fees and expenses of the Trust) when such distributions are received or deemed to be received by the Trust. If you itemize deductions you will be entitled to an itemized deduction for your pro rata share of fees and expenses paid by the Trust as though such fees and expenses were paid directly by you, but only to the extent that this amount together with your other miscellaneous deductions exceeds 2% of your adjusted gross income. A corporate Unit Holder will not be subject to this 2% floor. The proceeds actually received by you upon termination of the Trust, redemption of Units or sale of Fund Shares will reflect the actual amounts paid to you, net of the Deferred Sales Charge, the Creation and Development Fee and the charge for organizational costs. The relevant tax reporting forms sent to you will reflect the actual amount paid to you after deduction for the Deferred Sales Charge, the organizational costs and the Creation and Development Fee. Accordingly, you should not increase the total cost for your Units by the amount of the Deferred Sales Charge or organizational costs or the Creation and Development Fee.

     You will have a taxable event when a Security is disposed of (whether by sale, exchange, redemption, or payment at maturity) or when you redeem or sell your Units. The total tax cost of each Unit (including the Initial Sales Charge) must be allocated among the assets held in the Trust in proportion to the relative fair market values thereof on the date you purchase your Units.

     The tax basis of a Unit Holder with respect to his interest in a Treasury Obligation will be increased by the amount of original issue discount thereon properly included in his gross income as determined for federal income tax purposes.

     The amount of gain recognized by you on a disposition of Fund Shares or Treasury Obligations by the Trust will be equal to the difference between your pro rata portion of the gross proceeds realized by the Trust on the disposition and your tax basis in your pro rata portion of the Fund Shares or Treasury Obligation disposed of, determined as described in the preceding paragraphs. Any such gain recognized on a sale or exchange and any such loss will be capital gain or loss, except that gain or loss recognized by a financial institution with respect to a Treasury Obligation or by a dealer with respect to Fund Shares or Treasury Obligations will be ordinary income or loss. Any capital gain or loss arising from the disposition of your pro rata interest in a Security will be long-term capital gain or loss if you have held your Units and the Trust has held the Security for more than one year. A capital loss due to sale or redemption of your interest with respect to Fund Shares held in the Trust will be treated as a long-term capital loss to the extent of any long-term capital gains derived by you from such interest if you have held such interest for six months or less. The holding period for this purpose will be determined by applying the rules of Sections 246(c)(3) and (4) of the Code. Under the Code, capital gain of individuals, estates and trusts from Securities held for more than 1 year is subject to a maximum nominal tax rate of 20%. Net capital gain may result in a disallowance of itemized deductions and/or affect a personal exemption phase-out.

     If you sell or redeem a Unit for cash you are deemed thereby to have disposed of your entire pro rata interest in all Trust assets represented by the Unit and will have taxable gain or loss measured by the difference between your per Unit tax basis for such assets, as described above, and the amount realized.

     Your interest in each Treasury Obligation is treated as an interest in an original issue discount obligation. The original issue discount on each Treasury Obligation will be taxed as ordinary income for federal income tax purposes and will be equal to the excess of the maturity value of your interest in the Treasury Obligation over its cost to you. You will be required to include in gross income for each taxable year a portion of this original issue discount and will be subject to income tax thereon even though the income is not distributed. Original issue discount is treated for federal income tax purposes as income earned under a constant interest formula which takes into account the semi-annual compounding of accrued interest, resulting in an increasing amount of original issue discount accruing in each year.

     You will be requested to provide your taxpayer identification number to the Trustee and to certify that you have not been notified that payments to you are subject to back-up withholding. If your identification number and an appropriate certification are not provided as required, a 31% back-up withholding will apply.

     As of the end of each calendar year, the Trustee will furnish to you an annual statement containing information relating to the dividends (including capital gain dividends) received or deemed received, rebated 12b-1 fees received from the Sponsor, discount accrued on the Securities, the proceeds received by the Trust from the disposition of any Security (resulting from redemption or payment at maturity of any Security or the sale by the Trust of any Security), and the fees and expenses paid by the Trust.

     The foregoing discussion relates only to United States federal income taxes. You may be subject to state, local or foreign taxation.

     U.S. and forgeign investors should consult their tax counsel for advice with respect to their own particular tax situations.

                                RETIREMENT PLANS

     Units in the Trust may be suitable for purchase by Individual Retirement Accounts, Keogh Plans, pensions funds and other qualified retirement plans. If you are considering participation in any such plan you should review the laws specifically related thereto and you should consult your attorney or adviser with respect to the establishment and maintenance of any such plan.


                            PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE

     The Public Offering Price of the Units is calculated on each business day by the following formula:

          o adding the aggregate offering side evaluation of the Treasury Obligations and the aggregate net asset value of Fund Shares in the Trust and other Trust assets,

          o less Trust expenses, and

          o dividing this sum by the number of Units outstanding, and then

          o adding a sales charge as set forth in the table under "Volume Discount."

     Money in the Income and Principal Accounts other than money required to redeem previously tendered Units will be added to the Public Offering Price.

     After the initial public offering period, the Public Offering Price of the Units will be computed by:

          o adding the aggregate bid side evaluation of the Treasury Obligations and the aggregate net asset value of Fund Shares in the Trust and other Trust assets,

          o less Trust expenses, and

          o dividing this sum by the number of Units outstanding and then

          o adding a sales charge as set forth in the table under "Volume Discount,"

     The Public Offering Price on the date of this Prospectus or on any subsequent date will vary from the Public Offering Price set forth in the "Summary of Essential Information" in accordance with fluctuations in the value of the Treasury Obligations and net asset value of the Fund Shares in the Trust.

     The Public Offering Price shall be determined for the Trust by the Evaluator in the following manner:

          o the aggregate value of the Units shall be determined during the initial offering period on the basis of the offering prices of the Treasury Obligations (determined by the Evaluator) and the net asset value of the Fund Shares as determined by the Fund, and

          o following the initial offering period on the basis of the bid prices for the Treasury Obligations (determined by the Evaluator) and the net asset value of the Fund Shares as determined by the Fund.

SALES CHARGE

     The sales charge consists of an Upfront Sales Charge and a Deferred Sales Charge. The Upfront Sales Charge is computed by deducting the Deferred Sales
Charge ($[      ] per Unit) from the aggregate sales charge; thus on the date of the Summary of Essential Information, the maximum Upfront Sales Charge, 1.0% of
the Public Offering Price, is $[      ] per Unit. The Upfront Sales Charge is
added to the purchase price at the time of purchase. The Deferred Sales Charge
will initially be $[      ] per Unit. The Deferred Sales Charge will be paid
through quarterly deductions of $[      ] per 100 Units resulting from the sale
of Fund Shares commencing on the first Deferred Sales Charge Deduction Date as shown in the Summary of Essential Information. To the extent the entire Deferred Sales Charge has not been so deducted at the time of repurchase, redemption or exchange of the Units, any unpaid amount will be deduced from the proceeds or in calculating an in kind distribution. For purchases of Units with a value of $100,000 or more, the sales charge is the amount shown below under "Volume Discount." Unit Holders acquiring Units of the Trust pursuant to an exchange of units of a different unit investment trust will be subject to a reduced sales charge which may include an initial sales charge at the time of the exchange and a Deferred Sales Charge.

     On the date of deposit, the Public Offering Price per Unit ( based on the offering side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust) exceeded the Redemption Price and the Sponsor's Secondary Market Repurchase Price per Unit (each based upon the bid side evaluation of the Treasury Obligations and the net asset value of Fund Shares in the Trust less the Deferred Sales Charge) by amounts set forth in "Summary of Essential Information" in Part A.

PUBLIC DISTRIBUTION

     During the initial public offering period Units will be distributed to the public by the Sponsor and through dealers at the Public Offering Price, calculated on each business day. The initial public offering period may be extended by the Sponsor so long as additional deposits are being made or Units remain unsold. Upon termination of the initial offering period, in each case, unsold Units or Units acquired by the Sponsor in the secondary market referred to below may be offered to the public by this Prospectus at the then current Public Offering Price calculated daily.

     The Sponsor intends to qualify Units in states selected by the Sponsor for sale by the Sponsor and through dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers will be made at prices which include a concession of 65%-78% of the total sales charge per Unit, but subject to change from time to time at the discretion of the Sponsor (such price does not include volume purchase discounts, which are available only to non-dealer purchasers). The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

     Sales by a dealer will be aggregated with the dealer receiving the greatest concession level for all Units sold by this dealer up to a maximum of 78% of the sales load.

SECONDARY MARKET

     While not obligated to do so, it is the Sponsor's present intention to maintain a secondary market for Units. If the Sponsor maintains the market it will offer to repurchase Units from you at the Sponsor's Repurchase Price (see "Summary of Essential Information" in Part A).
     The Sponsor's Repurchase Price is computed by:

     o adding to the aggregate of the bid side evaluation of the Treasury Obligations the net asset value of Fund Shares in the Trust, and

     o cash on hand in the Trust and dividends receivable on Fund Shares (other than cash deposited by the Sponsor for the purchase of Securities),

The Sponsor will then deduct:

     o amounts required to redeem previously tendered Units and amounts required for distribution to Unit Holders of record as of a date before the evaluation,

     o accrued expenses of the Trustee, Evaluator, and counsel,

     o taxes and governmental charges, if any,

     o any Deferred Sales Charge balance, and

     o any Reserve Account and then dividing the resulting sum by the number of Units outstanding, as of the date of such computation.

     There is no sales charge incurred if you sell Units back to the Sponsor other than the payment of any Deferred Sales Charge balance payable. Any Units repurchased by the Sponsor at the Sponsor's Repurchase Price may be reoffered to the public by the Sponsor at the then current Public Offering Price. Any profit or loss resulting from the resale of these Units will be for the account of the Sponsor.

     If the supply of Units exceeds demand (or for any other business reason), the Sponsor may, at any time, occasionally, from time to time, or permanently, discontinue the repurchase of Units. In such event, if you wish to dispose of your Units you may redeem your Units through the Trustee or the Sponsor may offer to repurchase Units at the "Redemption Price", a price based on the current bid prices for the Treasury Obligations and the net asset value of the Fund Shares. (See "Rights of Unit Holders--Tender of Units for Redemption--Computation of Redemption Price per Unit.")

PROFIT OF SPONSOR

     The Sponsor receives a sales charge on the Units as indicated herein in the chart below under "Volume Discount." The Sponsor will receive payments from AFD based on the amount of Units sold. On the sale of Units to dealers, the Sponsor will retain the difference between the dealer concession and the sales charge (see "Public Distribution").

     The Sponsor may have also realized a profit (or sustained a loss) on the deposit of the Treasury Obligations in the Trust representing the difference between the cost of the Treasury Obligations to the Sponsor and the cost of the Treasury Obligations to the Trust. The Sponsor will deposit all Fund Shares into the Trust at net asset value. During the initial offering period, to the extent additional Units continue to be issued and offered for sale to the public, the Sponsor may realize additional profit (or sustain a loss) due to daily fluctuations in the offering prices of the Treasury Obligations and in the net asset value of the Fund Shares in the Trust and thus in the Public Offering Price of Units received by the Sponsor. Cash, if any, received by the Sponsor from the Unit Holders prior to the settlement date for purchase of Units or before the payment for Securities upon their delivery may be used in the Sponsor's business to the extent permitted by applicable regulations and may be of benefit to the Sponsor. The Sponsor may also realize profits (or sustain losses) while maintaining a secondary market in the Units, in the amount of any difference between the prices at which the Sponsor buys Units and the prices at which the Sponsor resells such Units or the prices at which the Sponsor redeems such Units, as the case may be.

     The Sponsor may also realize a profit through the receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust's objective and policies, Portfolio composition and the size and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

VOLUME DISCOUNT

     Although under no obligation to do so, the Sponsor intends to permit volume purchasers of Units to purchase Units at a reduced sales charge. The Sponsor may at any time change the amount by which the sales charge is reduced. The Sponsor may also discontinue the discount altogether.

     The sales charge for the Trust will be reduced pursuant to the following schedule for sales to any person of Units with a value of $100,000 or more. The sales charge in the secondary market consists of an Upfront Sales Charge and the remaining portions of the Deferred Sales Charge. The sales charge will not be less than the remaining portion of the Deferred Sales Charge.

                                                    PERCENT OF       PERCENT OF
                                                  PUBLIC OFFERING    NET AMOUNT
PURCHASES                                              PRICE          INVESTED
-----------------------------------------------   ---------------    ----------
Less than $100,000.............................             %*               %*
$100,000 or more...............................             *                *
------------------

* The Upfront Sales Charge will equal the difference between the amount of the total sales charge and any unpaid DSC.

     The reduced sales charges as shown on the chart above will apply to all purchases of Units in any fourteen-day period which qualify for the volume discount by the same person, partnership or corporation, other than a dealer, in the amounts stated herein, and for this purpose, purchases of Units of this Trust will be aggregated with concurrent purchases of units of any other trust that may be offered by the Sponsor.

     Units held in the name of your spouse or in the name of your child under such age of 21 or in the name of an entity controlled by you are deemed for the purposes hereof to be registered in your name. The reduced sales charges are also applicable to a trustee or other fiduciary, including a partnership or corporation purchasing Units for a single trust estate or single fiduciary account.

EMPLOYEE DISCOUNT

     The Sponsor intends, at the discretion of the Sponsor, to permit employees of Prudential Securities Incorporated and its subsidiaries and affiliates to purchase Units of the Trust at a price based on the offering side evaluation of such Treasury Obligations and the net asset value of Fund Shares in the Trust plus a reduced sales charge equal to the Deferred Sales Charge per Unit, subject to a limit of 5% of the Units.

                                EXCHANGE OPTION

     You may elect to exchange any or all of your Units of this Series of the Government Securities Equity Trust for units of one or more of any other Series in the Prudential Securities Incorporated family of unit investment trusts (except Series of Government Securities Equity Trust) or for any units of any additional trusts that may from time to time be made available for such exchange by the Sponsor (collectively referred to as the "Exchange Trusts").

     This exchange is implemented by a sale of Units and a purchase of the units of an Exchange Trust. You may acquire these units at prices based on a reduced sales charge per unit. The purpose of this reduced sales is to permit the Sponsor to pass on to the Holder who wishes to exchange units the cost savings resulting from such exchange. The cost savings result from reductions in time and expense related advice, financial planning and operational expense required for the exchange.

     Exchange Trusts may have different investment objectives. You should read the prospectus for the applicable Exchange Trust carefully to determine its investment objective before exercise of this option.

     This option will be available provided that:

     o the Sponsor maintains a secondary market in units of the applicable Exchange Trust and

     o units of the applicable Exchange Trust are available for sale and are lawfully qualified for sale in the jurisdiction in which you are a resident.

     While it is the Sponsor's present intention to maintain a secondary market for the units of all these trusts, there is no obligation on its part to do so. Therefore, there is no assurance that a market for units will in fact exist on any given date on which you wish to sell or exchange your Units. Thus, there is no assurance that the Exchange Option will be available to any Unit Holder. The Sponsor reserves the right to modify, suspend or terminate this option. In the case of Units subject to a DSC, the Sponsor will give sixty days' notice before the date of the termination of or a material amendment to the Exchange Option. In the event the Exchange Option is not available to you at the time you wish to exercise it, you will be immediately notified and no action will be taken with respect to your tendered Units without further instruction from you.

     To exercise the Exchange Option, you should notify the Sponsor of your desire to exchange your Units for one or more units of the Exchange Trusts. Upon the exchange of Units of the Trust, any Deferred Sales Charge balance will be deducted from the exchange proceeds. If units of the applicable outstanding series of the Exchange Trust are at that time available for sale, you may select the series or group of series for which you desire your Units to be exchanged. You will be provided with a current prospectus or prospectuses relating to each series in which you indicate interest.

     Units of the Exchange Trust trading in the secondary market maintained by the Sponsor, if so maintained, will be sold to you at a price equal to the evaluation price per unit of the securities in that portfolio and the applicable sales charge of $15* per unit of the Exchange Trust. The reduced sales charge for units of any Exchange Trust acquired during the initial offering period for such units will result in a price for such units equal to the offering side evaluation per unit of the securities in the Exchange Trust's portfolio plus accrued interest plus a reduced sales charge of $25* per Exchange Trust unit. The reduced sales charge for a unit holder of an Exchange Trust exchanging into
this series of Government Securities Equity Trust will be $.   per Unit for
Units purchased in the secondary market and $.   per Unit for Units purchased
during the initial offering period. Exchange transactions will be effected only in whole units; thus, any proceeds not used to acquire whole units will be paid to the exchanging Unit Holder unless the Unit Holder adds the amount of cash necessary to purchase one additional whole Exchange Trust unit.

------------------
* In the case of Units subject to a DSC, the exchange sales charge will be the remaining DSC if greater than the applicable reduced sales charge ($15, $20 or $25) or if the remaining DSC is less than applicable reduced sales charge, the Unit will be subject to the remaining DSC and the sales charge payable at the time of the exchange will be the difference between the amount of the reduced sales charge and the remaining DSC.

     Unit Holders of units of any registered unit investment trust, other than Prudential Securities Incorporated sponsored trusts, which was initially offered at a minimum applicable sales charge of 3.0% of the public offering price exclusive of any applicable sales charge discounts, may elect to apply the cash proceeds of sale or redemption of those units directly to acquire units of any Exchange Trust trading in the secondary market at the reduced sales charge of $20 per Unit, subject to the terms and conditions applicable to the Exchange Option. To exercise this option, the owner should notify his retail broker. He will be given a prospectus of each series in which he indicates interest, units of which are available. The Sponsor reserves the right to modify, suspend or terminate the option at any time without further notice, including the right to increase the reduced sales charge applicable to this option (but not in excess of $5 more per unit than the corresponding fee then charged for a unit of an Exchange Trust which is being exchanged).

     For example, assume that a Unit Holder, who has three units of a Trust with a 4.25% sales charge and a current price of $1,000 per unit, sells his units and exchanges the proceeds for units of a series of an Exchange Trust with a current price of $950 per unit and an ordinary sales charge of 4.25%. The proceeds from the Unit Holder's units will aggregate $3,300. Since only whole units of an Exchange Trust may be purchased under the Exchange Option, the Holder would be able to acquire four units in the Exchange Trust for a total cost of $3,860 ($3,800 for units and $60 for the $15 per unit sales charge) by adding an extra $560 in cash. Were the Unit Holder to acquire the same number of units at the same time in the regular secondary market maintained by the Sponsor, the price would be $3,968.68, [$3,800 for the units and $168.68 for the 4.25% sales charge (4.439% of the net amount invested)].

FEDERAL INCOME TAX CONSEQUENCES

     An exchange of Units pursuant to the Exchange Option will constitute a "taxable event" under the Code. You will recognize gain or loss at the time of the exchange. However, if you exchange Units for units of any series of the Exchange Trusts which are grantor trusts for United States federal income tax purposes, the Internal Revenue Service may seek to disallow any loss incurred upon this exchange to the extent that:

     o the underlying securities in each trust are substantially identical, and

     o the purchase of units of an Exchange Trust takes place less than thirty-one days after the sale of the Units.

     You are advised to consult your own tax advisor as to the tax consequences of exchanging Units in your particular case. In particular, Unit Holders who exchange Units of this Series of the Government Securities Equity Trust for units of any other series of Exchange Trusts within 91 days of acquisition of the Units should consult their tax advisors as to the possible application of
Section 852(f) of the Code to the exchange.

                      REINVESTMENT OF TRUST DISTRIBUTIONS

     You may elect to automatically reinvest the distributions with respect to your Units in additional Units of the Trust. A Unit Holder holding Units in "street name" may participate in the Trust's reinvestment program by contacting his broker, dealer or financial institution. You may participate in the Trust's reinvestment program by filing with the Trustee a written notice of election. The Trustee must receive your completed notice of election to participate in the Program at least ten days before the Record Date applicable to any distribution in order for the Program to be in effect as to that distribution. You may modify or revoke elections on similar notice.

     The Trustee will use such distributions, to the extent reinvested in the Trust, at the direction of the Sponsor in one or both of the following manners:

         (1) The Trustee may use the distributions to purchase Units of this Series of the Trust in the Sponsor's inventory. The purchase price payable by the Trustee for each of such Units will be equal to the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. The Trustee will issue or credit the Units purchased to the accounts of Unit Holders participating in the Program.

         (2) If there are no Units in the Sponsor's inventory, the Sponsor may purchase additional Securities for deposit into the Trust as described above in Part B. The Sponsor will deposit the additional Securities with any necessary cash with the Trustee in exchange for new Units. The Trustee may then use the distributions to purchase the new Units from the Sponsor. The price for such new Units will be the applicable Trust evaluation per Unit on or as soon as possible after the close of business on the Distribution Date. See "Public Offering of Units-Public Offering Price."

     A reinvestment unit will be charged the remaining deferred sales charge but the purchase price of the reinvestment unit will be credited by the amount of the remaining deferred sales charge at the time of reinvestment.

     The Units purchased by the Trustee will be issued or credited to the accounts of Unit Holders who participate in the Program. The Sponsor may terminate the Program if it does not have sufficient Units in its inventory or if it is no longer practical to create additional Units. The cost of administrating the reinvestment program will be borne by the Trust and thus will be borne indirectly by all Unit Holders.


                              EXPENSES AND CHARGES

ORGANIZATIONAL COSTS

     You and other unit holders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of the Trust. These costs and charges include:

     o the preparation, printing and execution of the Indenture, Registration Statement and other documents relating to the Trust,

     o Federal and State registration fees and costs,

     o the initial fees and expenses of the Trustee,

     o legal and auditing expenses.

     The Sponsor will pay advertising and selling expenses at no cost to the Trust.

TRUST FEES AND EXPENSES

     The Trustee will receive for its services under the Indenture an annual fee in the amount set forth in the "Summary of Essential Information."

     For each evaluation of the Treasury Obligations in the Trust, the Evaluator shall receive a fee as set forth in the "Summary of Essential Information."

     The Trustee's fees, Evaluator's fees and Trust expenses are payable quarterly on or before each Distribution Date from the Income Account, to the extent funds are available therein and thereafter from the Principal Account. Any of such fees may be increased without approval of the Unit Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of labor. The Trustee also receives benefits to the extent that it holds funds on deposit in various non-interest bearing accounts created under the Agreement.

CREATION AND DEVELOPMENT FEE

     The Sponsor may also realize a profit through receipt of the Creation and Development Fee. This fee compensates the Sponsor for the creation and development of the Trust including determining the Trust's objective and policies, Portfolio composition and size and selection of service providers and information services and for providing other similar administrative and ministerial functions. The fee is 0.25% of the monthly net asset value and in no event will the Sponsor collect over the life of the Trust a fee of more than
    % of a Unit Holder's initial investment. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

OTHER CHARGES

     The Trust does or may incur the following additional charges as more fully described in the Indenture:

     o fees of the Trustee for extraordinary services,

     o expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor,

     o various governmental charges,

     o expenses and costs of any action taken by the Trustee to protect the Trust and the rights and interests of the Unit Holders,

     o indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trust without negligence, bad faith, willful misfeasance or willful misconduct on its part or reckless disregard of its obligations and duties,

     o expenditures incurred in contacting Unit Holders upon termination of the Trust and

     o to the extent then lawful, expenses (including legal, auditing and printing expenses) of maintaining registration or qualification of the Units and/or the Trust under Federal or State securities laws so long as the Sponsor is maintaining a market for the Units.

     The accounts of the Trust will be audited not less frequently than annually by independent public accountants selected by the Sponsor. The cost of such audit will be an expense of the Trust.

PAYMENT

     The fees and expenses set forth herein are payable out of the Trust. When the Trustee pays them or when they are owed to the Trustee they are secured by a lien on the Trust. If the cash dividend, capital gains distributions and 12b-1 fee payments made by the Sponsor to the Trust are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Fund Shares (not Treasury Obligations) to pay such amounts. To the extent Fund Shares are sold, the size of the Trust will be reduced and the proportions of the types of Securities will change. These sales might be required at a time when Fund Shares would not otherwise be sold. These sales might result in lower prices than might otherwise be realized. Moreover, due to the minimum amount in which Fund Shares may be required to be sold, the proceeds of these sales may exceed the amount necessary for the payment of these fees and expenses. If the cash dividends, capital gains distributions and 12b-1 fee payments made by the Sponsor to the Trust and proceeds of Fund Shares sold after deducting the ordinary expenses are insufficient to pay the extraordinary expenses of the Trust, the Trustee has the power to sell Treasury Obligations to pay such extraordinary expenses.

                       GOVERNMENT SECURITIES EQUITY TRUST

                            REINVESTMENT APPLICATION

I/We hereby authorize and direct The Bank of New York to apply all distributions that I/we have elected to be reinvested as a registered unitholder(s) of a Government Securities Equity Trust Series towards the purchase of Class A shares of the Alliance Technology Fund, Inc.

I / WE HOLD GOVERNMENT SECURITIES EQUITY TRUST SERIES 10
  (This Series can only reinvest into Class A shares of the Alliance Technology Fund, Inc.)

The authorization shall continue in effect until written notice of revocation is given by the certificate holder or his personal representatives.

--------------------------------------------------------------------------------
  Name(s) in Which Unit Trust is Registered

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  Social Security or Tax Identification Number

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  Signature                                         DATE

--------------------------------------------------------------------------------
  Signature of Joint Tenant (if any)                DATE

--------------------------------------------------------------------------------

-------------------------------------------------
    My/Our Brokerage Firm Is:

-------------------------------------------------
    My/Our Account Number Is:

 -------------------------------------------------

                  Forward application to:              The Bank of New York
                                                       101 Barclay Street
                                                       New York, NY 10286

                      [This Page Intentionally Left Blank]

                             RIGHTS OF UNIT HOLDERS

CERTIFICATES

     Ownership of Units is evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable or interchangeable upon presentation at the corporate trust office of the Trustee, properly endorsed or accompanied by an instrument of transfer satisfactory to the Trustee and executed by the Unit Holder or his authorized attorney, together with the payment of $2.00, if required by the Trustee (not currently required), or such other amount as may be determined by the Trustee and approved by the Sponsor, and any other tax or governmental charge imposed upon the transfer of Certificates. The Trustee will replace any mutilated, lost, stolen or destroyed Certificate upon proper identification, satisfactory indemnity and payment of charges incurred. Any mutilated Certificate must be presented to the Trustee before any substitute Certificate will be issued.

CERTAIN LIMITATIONS

     The death or incapacity of any Unit Holder will not operate to terminate the Trust. Your death or incapacity will not entitle your legal representatives or heirs to claim an accounting or to take any other action or proceeding in any court for a partition or winding up of the Trust.

DISTRIBUTIONS

     The terms of the Treasury Obligations do not provide for periodic payment to the holders thereof of the annual accrual of discount. To the extent that dividends, distributions and/or 12b-1 fee payments from the Sponsor become payable with respect to the Fund Shares held in the Trust, the Trustee will collect such amounts as they become payable and credit such amounts to a separate Income Account created pursuant to the Indenture. All other moneys received by the Trustee with respect to the Fund Shares will be credited to the Principal Account. Quarterly distributions to each Unit Holder of record as of the immediately preceding Quarterly Record Date will be made on the next following Quarterly Distribution Date and will consist of an amount substantially equal to such Unit Holder's pro rata share of the distributable cash balances in the Income Account and the Principal Account, if any, computed as of the close of business on such Quarterly Record Date. No quarterly distribution will be made if the amount available for distribution is less than $2.50 per 100 Units, except that, no less than once a year, on a Quarterly Distribution Date or such other date designated by the Sponsor, the Trustee shall distribute the entire cash balances in the Principal and Income Accounts. All funds collected or received will be held by the Trustee in trust without interest to Unit Holders as part of the Trust until required to be disbursed in accordance with the provisions of the Indenture. Such funds will be segregated by separate recordation on the trust ledger of the Trustee so long as such practice preserves a valid preference of Unit Holders under the bankruptcy laws of the United States, or if such preference is not preserved, the Trustee shall handle such funds in such other manner as shall constitute the segregation and holding thereof in trust within the meaning of the Investment Company Act of 1940, as the same may be from time to time amended. To the extent permitted by the Indenture and applicable banking regulations, such funds are available for use by the Trustee pursuant to normal banking procedures. The Trustee is authorized by the Indenture to withdraw from the Principal Account to the extent funds are not sufficient in the Income Account such amounts as it deems necessary to pay the expenses of the Trust. (see "Expenses and Charges"). The Trustee may also withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets for purposes of determining the amount of distributions until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Income Account, to the extent available, that portion of the Redemption Price which represents income. The balance paid on any redemption, including income, if any, shall be withdrawn from the Principal Account of the Trust to the extent that funds are available. If such available balance is insufficient, the Trustee is empowered to sell Securities in order to provide moneys for redemption of Units tendered (see "Rights of Unit Holders--Tender of Units for Redemption"). It is anticipated that the net asset value per Unit will be reduced quarterly by the quarterly payment of the deferred sales charge. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account maintained by the Trustee for purposes of satisfying Unit Holders' deferred sales charge obligations. Fund Shares will be sold to pay the deferred sales charge to the Sponsor on each Deferred Sales Charge Deduction Date set forth in the Summary of Essential Information and to pay Trust organizational costs.

REPORTS AND RECORDS

     With each distribution, the Trustee will furnish to the Unit Holders a statement of the amounts of dividends and other receipts, if any, expressed in each case as a dollar amount per Unit.

     Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who was a Unit Holder of record at any time during the calendar year a statement setting forth:

     1. As to the Income Account:

     o dividends and other cash amounts received,

     o deductions for payment of applicable taxes and for fees and expenses of the Trust,

     o redemptions of Units, and

     o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

     2. As to the Principal Account:

     o the dates of disposition and identity of any Securities and the net proceeds received therefrom,

     o deductions for payments of applicable taxes and for fees and expenses of the Trust, for payment of the Deferred Sales Charge and redemptions of Units, and

     o the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;

     3. And the following information:

     o a list of Securities held and the number of Units outstanding on the last business day of such calendar year,

     o the Redemption Price per Unit based upon the last computation thereof made during such calendar year,

     o amounts actually distributed during such calendar year from the Income Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding on the last business day of such calendar year, and

     o an annual report of original issue discount accrual.

     The Trustee shall keep available for inspection by Unit Holders at all reasonable times during usual business hours books of record and account of its transactions as Trustee, including records of the names and addresses of Unit Holders, a current list of Securities in the portfolio and a copy of the Indenture.

TENDER OF UNITS FOR REDEMPTION

     Units may be tendered to the Trustee for redemption at its unit investment trust office at 101 Barclay Street, New York, New York 10286, upon delivery of a request for redemption and the Certificates for the Units requested to be redeemed and payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

     In order for Certificates for Units to be redeemed you must have your signature guaranteed by an officer of a national bank or trust company or by a member firm of either the New York, Midwest or Pacific Stock Exchanges. In certain instances the Trustee may require additional documents such as, but not limited to:

     o trust instruments,

     o certificate of death,

     o appointments as executor or administrator, or

     o certificates of corporate authority

     Within three business days following such tender you will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit computed as of the Evaluation Time set forth in the "Summary of Essential Information" in Part A on the date of tender (see "Rights of Unit Holders--Computation of Redemption Price per Unit.") The "date of tender" is deemed to be the date on which Units are received by the Trustee. For Units received after the Evaluation Time, the date of tender is the next day on the New York Exchange is open for trading, and these Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

     There is no sales charge incurred when you tender your Units to the Trustee for redemption, however, any unpaid DSC will reduce the redemption proceeds. All amounts paid on redemption representing income will be withdrawn from the Income Account to the extent moneys are available. All other amounts will be paid from the Principal Account. In order to provide money for redemption of Units, the Trustee is required by the Indenture to sell Fund Shares and Treasury Obligations, to the extent possible in the same ratio as the ratio of Fund Shares and Treasury Obligations then held in the Trust. To the extent Securities are sold, the size of the Trust will be reduced. These sales could result in a loss to the Trust. The redemption of a Unit for cash will constitute a taxable event under the Code (see "Tax Status of the Trust").

PURCHASE BY THE SPONSOR OF UNITS TENDERED FOR REDEMPTION

     The Indenture requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor is maintaining a bid in the secondary market, the Sponsor, before the close of business on the second succeeding business day, may purchase any Units tendered to the Trustee for redemption at the price so bid by making payment therefor to you in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee, i.e., you will receive the Redemption Price from the Sponsor within 3 business days of the date of tender (see "Public Offering of Unit--Secondary Market"). Units held by the Sponsor may be tendered to the Trustee for redemptions as any other units. The price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus

(see "Public Offering of Units--Public Offering Price"). Any profit resulting from the resale of those Units will belong to the Sponsor, which likewise will bear any loss resulting from a reduction in the offering or redemption price after its acquisition of those Units (see "Public Offering of Units--Profit of Sponsor").

COMPUTATION OF REDEMPTION PRICE PER UNIT

     The Redemption Price per Unit is determined by the Trustee as of the Evaluation Time on the date any such determination is made. The Redemption Price is each Unit's pro rata share, determined by the Trustee, of the sum of:

     o the aggregate bid side evaluation of the Treasury Obligations in the Trust, as determined by the Evaluator, and the net asset value of the Fund Shares in the Trust determined as of the Evaluation Time set forth in the "Summary of Essential Information"; and

     o cash on hand in the Trust and dividends receivable on Fund Shares (other than cash deposited by the Sponsor for the purchase of Securities);

less amounts representing:

     o accrued taxes and governmental charges payable out of the Trust,

     o the accrued expenses of the Trust, and

     o cash held with respect to previously tendered Units or for distribution to Unit Holders of record as of a date prior to the evaluation,

     o any Deferred Sales Charge balance and

     o any Reserve Account ( "Redemption Price ").

     The right of redemption may be suspended and payment of the Redemption Price per Unit postponed for more than seven calendar days following a tender of Units for redemption for any period during which the New York Stock Exchange is closed, other than for weekend and holiday closing, or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Neither the Trustee nor the Sponsor is liable to any person or in any way for any loss or damage that may result from any such suspension or postponement.

            COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE

     While the Public Offering Price of Units during the initial offering period is determined on the basis of the current offering prices of the Treasury Obligations and the net asset value for Fund Shares, the Public Offering Price of Units in the secondary market and the Redemption Price of Units are determined on the basis of the current bid prices of the Treasury Obligations and the net asset value of the Fund Shares. On a recent date, the Public Offering Price (which includes a sales charge) exceeded the Redemption Price by the amount indicated under "Summary of Essential Information." The bid prices for the Securities are expected to be less than the offering prices. The amount realized by a Unit Holder upon any redemption of Units may be less than the price paid by him for such Units.

                                    SPONSOR

     Prudential Securities Incorporated ("Prudential Securities") is a Delaware corporation and is engaged in the underwriting, securities and commodities brokerage business and is a member of the New York Stock Exchange, Inc., other major securities exchanges and commodities exchanges and the National Association of Securities Dealers, Inc. Prudential Securities, a wholly owned subsidiary of Prudential Securities Group Inc. and an indirect wholly owned subsidiary of The Prudential Insurance Company of America, is engaged in the investment advisory business. Prudential Securities has acted as principal underwriter and managing underwriter of other investment companies. In addition to participating as a member of various selling groups or as an agent of other investment companies, Prudential Securities executes orders on behalf of investment companies for the purchase and sale of securities of such companies and sells securities to such companies in its capacity as a broker-dealer in securities.

LIMITATIONS ON LIABILITY

     The Sponsor is liable for the performance of its obligation's arising from its responsibilities under the Indenture. The Sponsor shall be under no liability to Unit Holders for taking any action or for refraining from any action in good faith or for errors in judgment. Likewise, the Sponsor shall not be liable or be responsible in any way for any default, failure of defect in any Security or for depreciation or loss incurred by reason of the sale of any Securities. The Sponsor will, however, be liable for (1) its own willful misfeasance, (2) willful misconduct (3) bad faith, (4) gross negligence or (5) reckless disregard of its obligations and duties (see "Sponsor--Responsibility").

RESPONSIBILITY

     The Trust is not a managed registered investment company. Securities will not be sold by the Trustee to take advantage of ordinary market fluctuations. Although the Sponsor and Trustee do not presently intend to dispose of Securities, the Indenture permits the Sponsor to direct the Trustee to dispose of any Security in the Trust for the purpose of redeeming Units tendered for redemption and to dispose of Fund Shares to pay Trust expenses, Trust organizational costs and the Deferred Sales Charge.

     The proceeds resulting from the disposition of any Security in the Trust will be distributed as set forth under "Rights of Unit Holders--Distributions" to the extent such proceeds are not utilized for the purpose of redeeming Units or paying Trust expenses.

RESIGNATION

     If at any time the Sponsor shall resign under the Indenture or shall fail to perform or be incapable of performing its duties thereunder or shall become bankrupt or its affairs are taken over by public authorities, the Indenture directs the Trustee to either:

     o appoint a successor Sponsor or Sponsors at rates of compensation deemed reasonable by the Trustee not exceeding amounts prescribed by the Securities and Exchange Commission,

     o acts as Sponsor itself without terminating the Trust, or

     o terminate the Trust. The Trustee will promptly notify Unit Holders of any such action.

                                    TRUSTEE

     The Trustee is The Bank of New York. It is a New York Bank with its principal executive office located at 101 Barclay Street, New York, New York 10286. The Trustee is organized under the laws of the State of New York, is a member of the New York Clearing House Association and is subject to supervision and examination by the superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. Unit Holders should direct inquiries regarding distributions, address changes and other matters related to the administration of the Trust to the Trustee at Unit Investment Trust Division, P.O. Box 974, Wall Street Station, New York, New York 10286-0974.

LIMITATIONS ON LIABILITY

     The Trustee shall not be liable or responsible in any way for:

     o depreciation or loss incurred by reason of the disposition of any moneys, Securities or Certificates; or

     o in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents

     The Trustee, however, shall be liable for willful misfeasance, bad faith, negligence or reckless disregard for its obligations and duties. In addition, the Indenture provides that the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Trust which the Trustee may be required to pay under current or future laws of the United States or any other taxing authority having jurisdiction.

RESPONSIBILITY

     The Trustee shall not be liable for any default, failure or defect in any Security or for any depreciation or loss by reason of any such sale of Fund Shares or by reason of the failure of the Sponsor to give directions to the Trustee.

     The Trustee may sell Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units tendered for redemption. Fund Shares will be sold first unless the Sponsor is able to sell Treasury Obligations and Fund Shares in the proportionate relationship between the maturity values of the Treasury Obligations and the number of Fund Shares.

     Amounts received by the Trust upon the sale of any Security under the conditions set forth above will be deposited in the Principal Account when received and to the extent not used for the redemption of Units or for payment of the DSC will be distributable by the Trustee to Unit Holders of record on the Quarterly Record Date next prior to a Quarterly Distribution Date.

     For information relating to the responsibilities of the Trustee under the Indenture, reference is also made to the material set forth under "Rights of Unit Holders" and "Sponsor--Resignation."

RESIGNATION

     By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture. The Sponsor may remove the Trustee for any reason either with or without cause. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If upon resignation of a trustee no successor has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. A successor trustee has the same rights and duties as the original trustee except to the extent, if any, that the Indenture is modified as permitted by its terms.

                                   EVALUATOR

     The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., with main offices located at 65 Broadway, New York, New York 10006.

LIMITATIONS ON LIABILITY

     The Trustee, Sponsor and Unit Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit Holders for errors in judgement. The Evaluator shall, however, be liable for its own willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties under the Indenture.

RESPONSIBILITY

     The Indenture requires the Evaluator to evaluate the Treasury Obligations on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor. For information relating to the responsibility of the Evaluator to evaluate the Treasury Obligations, see "Public Offering of Units--Public Offering Price."

RESIGNATION

     The Evaluator may resign or may be removed by the Sponsor, and the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor accepts appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

                   AMENDMENT AND TERMINATION OF THE INDENTURE

AMENDMENT

     The Trustee and the Sponsor or their respective successors may amend the Indenture and Agreement from time to time without the consent of Unit Holders.

     o to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent with any provision contained herein;

     o to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency exercising similar authority may require;

     o to make sure other provisions in regard to matters or questions arising thereunder as shall not adversely affect the interest of the Unit Holders.

     The Indenture and Agreement may also be amended by the Sponsor and Trustee with the consent of Unit Holders evidencing 51% of the Units at the time outstanding for the purposes of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of Unit Holders.

     In no event shall the Indenture be amended so as to:

     o increase the number of Units issuable thereunder except as the result of the additional deposits of Securities,

     o to permit the deposit of Securities after the Date of Deposit except in accordance with the terms and conditions of the Indenture as initially adopted,

     o to permit any other acquisition of securities or other property by the Trustee either in addition to or in substitution for any of the Securities on hand in the Trust,

     o to permit the Trustee to vary the investment of the Unit Holders or to empower the Trustee to engage in business or to engage in investment activities not specifically authorized in the Indenture as originally adopted,

     o to adversely affect the characterization of the Trust as a grantor trust for Federal income tax purposes.

     In the event of any amendment, the Trustee is obligated to promptly notify all Unit Holders of the substance of such amendment.

TERMINATION

     The Trust may be terminated at any time by the consent of the holders of 51% of the Units or by the Trustee upon the direction of the Sponsor when the aggregate net value of all Trust assets as shown by an evaluation made as described under "Evaluator--Responsibility" is less than 40% of the aggregate maturity values of the Treasury Obligations deposited in the Trust on the Date of Deposit and subsequent thereto calculated after the most recent deposit of Treasury Obligations in the Trust or if there has been a material change in the Fund's objectives. However, in no event may the Trust continue beyond the Mandatory Termination Date set forth under "Summary of Essential Information" in Part A. In the event of termination, written notice thereof will be sent by the Trustee to all Unit Holders.

     Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust (other than Fund Shares for which an in kind distribution has been requested) and, after paying all expenses and charges incurred by the Trust, will distribute to each Unit Holder, upon surrender for cancellation of his Certificate for Units, his pro rata share of:

     o the amount realized upon disposition of the Fund Shares unless the Unit Holder notifies the Trustee in writing of his preference for distribution "in kind,"

     o the amount realized upon the disposition or maturity of the Treasury Obligations and

     o any other assets of the Trust.

A Unit Holder may invest the proceeds of the Treasury Obligations in Fund Shares at such shares' net asset value, which shares shall be subject to Fund 12b-1 fees. The sale of the Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time and, therefore, the amount realized by a Unit Holder on termination may be less than the principal amount of Treasury Obligations represented by the Units held by such Unit Holder.

TAX IMPACT OF IN KIND DISTRIBUTION UPON TERMINATION

     Under the position taken by the Internal Revenue Service in Revenue Ruling 90-7, a distribution by the Trustee to a Unit Holder (or to his agent) of his pro rata share of the Fund Shares in kind upon termination of the Trust will not be a taxable event to the Unit Holder. Such Unit Holder's basis for Fund Shares so distributed (other than any Fund Shares purchased with his pro rata share of the proceeds of Treasury Obligations) will be equal to his basis for the same Fund Shares (previously represented by his Units) prior to such distribution and his holding period for such Fund Shares will be the shorter of the period during which he held his Units and the period for which the Securities were held in the Trust. A Unit Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer or a financial institution, when the Unit Holder disposes of such Securities in a taxable transfer.

CODE OF ETHICS

     The Sponsor in connection with the Trust has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Trust portfolio transactions. Persons subject to the code of ethics are permitted to invest in securities including securities that may be held by the Trust. The goal of the code is to prevent fraud, deception or misconduct against the Trust and to provide reasonable standards of conduct. See the back cover of the Prospectus for information on obtaining a copy of the code of ethics.

                                 LEGAL OPINIONS

     The legality of the Units offered hereby has been passed upon by Cahill Gordon & Reindel, 80 Pine Street, New York, New York 10005, as special counsel for the Sponsor.

                              INDEPENDENT AUDITORS

     The Statement of Financial Condition and Schedule of Portfolio Securities of the Government Securities Equity Trust included in this Prospectus has been audited by Deloitte & Touche LLP, certified public accountants, as stated in their report appearing herein, and is included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

--------------------------------------------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THE PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO REPRESENT TO YOU OR PROVIDE TO YOU INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

--------------------------------------------------------------------------------

             ------------------------------------------------------

                       GOVERNMENT SECURITIES EQUITY TRUST
                                   SERIES 10

                                     [LOGO]

             ------------------------------------------------------

                                    SPONSOR

                       PRUDENTIAL SECURITIES INCORPORATED
                               ONE SEAPORT PLAZA
                               199 BARCLAY STREET
                            NEW YORK, NEW YORK 10286

                                    TRUSTEE

                              THE BANK OF NEW YORK
                               101 BARCLAY STREET
                            NEW YORK, NEW YORK 10286

                     This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:

                       o Securities Act of 1933 (file no. 333-      )

                     and

                       o Investment Company Act of 1940 (file no. 811-5694).

                     Information about the Trust can be reviewed and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-6009.

                     CALL: 1-202-942-8090 for information about the Public Reference Room
                     VISIT: the EDGAR database of the SEC's website at
                            http://www.sec.gov for reports and other information about the Trust. Copies may be obtained, after paying a duplicating fee, by writing the Commission or by electronic request to publicinfo@sec.gov.

--------------------------------------------------------------------------------

         PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

                       CONTENTS OF REGISTRATION STATEMENT

Item A -- Bonding Arrangements

            The employees of Prudential Securities Incorporated are covered under Broker's Blanket Policies, Standard Form No. 14 in the aggregate amount of $62,500,000.

Item B -- Contents of Registration Statement

            This Registration Statement on Form S-6 comprises the following papers and documents:

            The cross-reference sheet.

            The Prospectus.

            Signatures.

            Written consents of the following persons:

                  Cahill Gordon & Reindel (included in Exhibit 5).

              (2) Deloitte & Touche LLP

            The following Exhibits:

      (5)   Ex-3.(i)    -     Certificate of Incorporation of Prudential
                                Securities Incorporated dated March 29, 1993.

      (4)   Ex-3.(ii)   -     Revised By-Laws of Prudential Securities
                                Incorporated as amended through September 28, 1998.

      (2)   Ex-23       -     Consent of Kenny S&P Evaluation Services, a
                                division of J.J. Kenny Co., Inc. (as evaluator).

      (2)   Ex-4.a      -     Trust Indenture and Agreement and Distribution
                                Agency Agreement.

      (2)   Ex-4.b      -     Reference Trust Agreement.

      (2)   Ex-5        -     Opinion of counsel as to the legality of the
                                securities being registered.

      (3)   Ex-24       -     Powers of Attorney executed by a majority of the
                                Board of Directors of Prudential Securities
                                Incorporated.

     (5)    Ex-99.1     -     Information as to Officers and Directors of
                                Prudential Securities Incorporated is
                                incorporated by reference to Schedules A and D of Form BD filed by Prudential Securities Incorporated pursuant to Rules 15b1-1 and 15b3-1 under the Securities Exchange Act of 1934 (1934 Act File No. 8-27154).

      (5)   Ex-99.2     -     Affiliations of Sponsor with other investment
                                   companies.

      (5)   Ex-99.3     -     Broker's Blanket Policies, Standard Form No. 14
                                in the aggregate amount of $62,500,000.

      (6)   Ex-99.4    -      Agreement among Prudential Securities
                                Incorporated, Alliance Capital Management L.P., Alliance Fund Distributors, Inc., and Alliance Technology Fund, Inc.

      (7)   Ex-99.A(11) -     Code of Ethics

--------------------

     (1)  Filed herewith.

     (2)  To be filed by amendment.

     (3) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 172, Registration No. 33-54681 (filed October 13, 1994), National Equity Trust, Top Ten Portfolio Series 3, Registration No. 333-15919 (filed January 31, 1997) and National Equity Trust, Low Five Portfolio Series 17, Registration
          No. 333-44543 (filed January 20, 1998).

     (4) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Municipal Trust, Series 186, Registration No. 33-54697 (filed August 9, 1996) and National Equity Trust, S&P 500 Strategy Trust Series 2, Registration No. 333-39521 (filed October 14, 1998).

     (5) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 31, Registration No. 333-96071 (filed February 3, 2000).

     (6) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of Government Securities Equity Trust Series 9, Registration No. 33-64881 (filed December 11, 1995).

     (7) Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement under the Securities Act of 1933 of National Equity Trust, Low Five Portfolio Series 32, Registration No. 333-33450 (filed May 4, 2000).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Government Securities Equity Trust Series 10, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York on the 8th day of June, 2000.

                  Government Securities Equity Trust Series 10

                                  (Registrant)

                      By PRUDENTIAL SECURITIES INCORPORATED
                                   (Depositor)

                  By the following persons*, who constitute
                   a majority of the Board of Directors of
                       Prudential Securities Incorporated

                              A. Laurence Norton, Jr.
                              Leland B. Paton
                              Martin Pfinsgraff
                              Vincent T. Pica II
                              James D. Price
                              Hardwick Simmons
                              Lee B. Spencer, Jr.


                              By /s/ Kenneth Swankie
                                 ------------------------------
                              (Kenneth Swankie,
                              Senior Vice President,
                              Manager-Unit Investment Trust
                              Department,
                              As authorized signatory for
                              Prudential Securities
                              Incorporated and
                              Attorney-in-Fact for the
                              persons listed above)

--------------------

*     Pursuant to Powers of Attorney previously filed.

                               CONSENT OF COUNSEL

     The consent of Cahill Gordon & Reindel to the use of its name in the Prospectus included in this Registration Statement will be contained in its opinion to be filed as Exhibit 5 to this Registration Statement.

                           -----------------------


                         CONSENT OF INDEPENDENT AUDITORS

                          [to be filed by Amendment]